SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO
                 FILED PURSUANT TO RULE 13d-2(1)
                        (Amendment No.)*

                  CENTENNIAL TECHNOLOGIES, INC.
          --------------------------------------------
                        (Name of Issuer)

                          Common Stock
          --------------------------------------------
                 (Title of Class of Securities)

                            151392107
          --------------------------------------------
                         (CUSIP Number)

                        F. Thomas Dunlap
          Vice President, General Counsel and Secretary
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
          --------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        December 29, 1999
          --------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 13 Pages
                 The Exhibit Index is on Page 13

CUSIP NO. 151392107       Schedule 13D         Page 2 of 13 Pages



1.   NAME OF REPORTING PERSON:                  INTEL CORPORATION
     S.S.  or I.R.S. IDENTIFICATION  NO.  OF           94-1672743
     ABOVE PERSON:

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A             (a)[]
     GROUP**                                                (b)[]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:                                          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                    []

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:               DELAWARE

                7.   SOLE VOTING POWER:                   600,000
  NUMBER OF
    SHARES      8.   SHARED VOTING POWER:                     N/A
 BENEFICIALLY
OWNED BY EACH   9.   SOLE DISPOSITIVE POWER:              600,000
  REPORTING
 PERSON WITH    10.  SHARED DISPOSITIVE POWER:                N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON:                                    600,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES**                                 []

13.  PERCENT  OF  CLASS REPRESENTED BY AMOUNT  IN  ROW      16.4%
     (11):

14.  TYPE OF REPORTING PERSON:                                 CO

CUSIP NO. 151392107       Schedule 13D         Page 3 of 13 Pages


ITEM 1.   Security and Issuer.

          (a)    Name of Principal Executive Offices of Issuer:

                 Centennial Technologies, Inc.
                 7 Lopez Road
                 Wilmington, Massachusetts 01887

          (b)    Title of Class of Equity Securities:

                 Common Stock

ITEM 2.   Identity and Background.

          (a)    Name of Person Filing:

                 Intel Corporation (the "Reporting Person")

          (b)    Address of Principal Business Office:

                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (c)    Principal Business:

                 Manufacturer   of   microcomputer   components,
                 modules and systems.

          (d)    Criminal Proceedings:

                 During   the  last  five  years,  neither   the
                 Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)    Civil Proceedings:

                 During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP NO. 151392107       Schedule 13D         Page 4 of 13 Pages


          (f)    Place of Organization:

                 Delaware

          Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

ITEM 3.   Source and Amount of Funds or Other Consideration.

          (a)    Source of Funds:

                 The Shares (as defined in Item 4) were issued to the Reporting Person as part of the
                 consideration  paid  by  the  Issuer  for   the
                 purchase of the assets of the Reporting Person's Flash Products Division pursuant to the terms of the Asset Purchase Agreement (as defined in Item 4). Under the terms of the Asset Purchase Agreement, the Reporting Person also received from the Issuer: (i) cash in the amount of Two Million Dollars ($2,000,000);
                 (ii) a subordinated promissory note in the principal amount of Four Million Dollars ($4,000,000); and (iii) the right to receive a future cash payment of up to Four Million Five Hundred Thousand Dollars ($4,500,000) upon the satisfaction of certain conditions set forth in the Asset Purchase Agreement.

          (b)    Amount of Funds:

                 See Item 3(a).

ITEM 4.   Purpose of the Transaction.

          Pursuant to an Asset Purchase Agreement, dated December 29, 1999, between the Reporting Person and the Issuer (the "Asset Purchase Agreement"), the Issuer agreed, among other things, to issue 60,000 shares of Issuer's Series B Convertible Preferred Stock, par value $.01 per share (the "Shares"). The Shares are convertible, at the holder's option, at any time or from time to time, into a number of fully paid and nonassessable shares of Common Stock at a ratio of ten (10) shares of Common Stock of the Issuer for each Share.

          The Reporting Person will hold the Shares as an investment. Depending on the Reporting Person's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, the Reporting Person will from time to time explore opportunities for liquidating all or a portion of the Shares, on a converted basis, as applicable, through one or more sales pursuant to public or private offerings or otherwise. In such event, the Reporting Person may determine to retain some portion of the Shares, or any shares of Common Stock into which any Shares may be converted, as an investment.

CUSIP NO. 151392107       Schedule 13D         Page 5 of 13 Pages


ITEM 5.   Interest in Securities of the Issuer.

          The information contained in Item 4 is incorporated herein by this reference.

          (a)    Number of Shares
                 Beneficially Owned:                  600,000(1)

                 Right to Acquire:                    600,000(1)

                 Percent of Class:                      16.4%(1)

          (b)    Sole Power to Vote, Direct
                 the Vote of, or Dispose of
                 Shares:                              600,000(1)

          (c)    Recent Transactions:                See Item 4.

          (d)    Rights with Respect to
                 Dividends or Sales
                 Proceeds:                                   N/A

          (e)    Date of Cessation of Five
                 Percent Beneficial
                 Ownership:                                  N/A

          (1) The Reporting Person beneficially owns 60,000 shares of Series B Convertible Preferred Stock of the Issuer that are convertible at any time into shares of Common Stock of the Issuer, where each share of Series B Convertible Preferred Stock is convertible into 10 shares of Common Stock. The number of shares of Common Stock beneficially owned by the Reporting Person would constitute 16.4% of the total number of outstanding shares of Common Stock of the Issuer if such shares of Series B Convertible Preferred Stock were converted in full.

ITEM 6.   Contracts,     Arrangements,     Understandings     or
          Relationships  with  Respect  to  Securities  of   the
          Issuer.

          Pursuant to a Rights Agreement, dated December 29, 1999, between the Reporting Person and the Issuer (the "Rights Agreement"), the Reporting Person has, under certain circumstances, various rights related to registration of the shares of Common Stock into which the Shares are convertible pursuant to certain demand, piggyback and shelf registration rights granted to the Reporting Person. The Rights Agreement also provides that, under certain circumstances, the Issuer may purchase certain of the Reporting Person's Shares pursuant to a right of first offer if the Reporting Person desires to sell those Shares to a third party.

CUSIP NO. 151392107       Schedule 13D         Page 6 of 13 Pages


ITEM 7.   Material to be Filed as Exhibits.

          Exhibit 1   Asset  Purchase Agreement, dated  December
                      29,  1999,  between Intel Corporation  and
                      Centennial Technologies, Inc.

          Exhibit 2 Rights Agreement, dated December 29, 1999, between Intel Corporation and Centennial
                      Technologies, Inc.

CUSIP NO. 151392107       Schedule 13D         Page 7 of 13 Pages

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 10, 2000.

                                 INTEL CORPORATION


                                 By:  /s/F. Thomas Dunlap, Jr.
                                      -------------------------
                                      F. Thomas Dunlap, Jr.
                                      Vice President, General
                                      Counsel and Secretary

CUSIP NO. 151392107       Schedule 13D         Page 8 of 13 Pages



                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and
certain  other  information with respect to each  Director.   All
Directors are United States citizens except as indicated below.

Name:             Craig R. Barrett

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         President and Chief Executive Officer
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             John Browne

Business          BP Amoco p.l.c., Britannic House, 1 Finsbury
Address:          Circus, London EC2M 7BA

Principal         Group Chief Executive
Occupation:

Name, principal   The BP Amoco p.l.c., an integrated oil
business and      company.
address of        Britannic House, 1 Finsbury Circus
corporation or    London EC2M 7BA
other
organization in
which employment
is conducted:

Citizenship:      British

CUSIP NO. 151392107       Schedule 13D         Page 9 of 13 Pages


Name:             Winston H. Chen

Business          Paramitas Foundation, 3945 Freedom Circle,
Address:          Suite 760, Santa Clara, CA 95054

Principal         Chairman
Occupation:

Name, principal   Paramitas Foundation, a charitable foundation.
business and      3945 Freedom Circle, Suite 760
address of        Santa Clara, CA 95054
corporation or
other
organization in
which employment
is conducted:


Name:             Andrew S. Grove

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Chairman of the Board of Directors
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             D. James Guzy

Business          1340 Arbor Road, Menlo Park, CA 94025
Address:

Principal         Chairman
Occupation:

Name, principal   The Arbor Company, a limited partnership
business and      engaged in the electronics and computer
address of        industry.
corporation or    1340 Arbor Road
other             Menlo Park, CA 94025
organization in
which employment
is conducted:

CUSIP NO. 151392107       Schedule 13D        Page 10 of 13 Pages


Name:             Gordon E. Moore

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Chairman Emeritus of the Board of Directors
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David S. Pottruck

Business          101 Montgomery Street, San Francisco, CA 94104
Address:

Principal         President and Co-Chief Executive Officer
Occupation:

Name, principal   The Charles Schwab Corporation, an investment
business and      company
address of        101 Montgomery Street
corporation or    San Francisco, CA 94104
other
organization in
which employment
is conducted:


Name:             Jane E. Shaw

Business          1310 Orleans Drive, Sunnyvale, CA 94089
Address:

Principal         Chairman and Chief Executive Officer
Occupation:

Name, principal   AeroGen, Inc., a private company specializing
business and      in controlled delivery of drugs to the lungs
address of        1310 Orleans Drive
corporation or    Sunnyvale, CA 94089
other
organization in
which employment
is conducted:

CUSIP NO. 151392107       Schedule 13D        Page 11 of 13 Pages


Name:             Leslie L. Vadasz

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Senior Vice President, Director, Corporate
Occupation:       Business Development

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David B. Yoffie

Business          Harvard Business School, Morgan Hall 215,
Address:          Soldiers Field Road, Boston, MA 02163

Principal         Max and Doris Starr Professor of International
Occupation:       Business Administration

Name, principal   Harvard Business School, an educational
business and      institution.
address of        Harvard Business School
corporation or    Morgan Hall 215,Soldiers Field Road
other             Boston, MA 02163
organization in
which employment
is conducted:


Name:             Charles E. Young

Business          10920 Wilshire Boulevard, Suite 1835, Los
Address:          Angeles, CA 90024

Principal         A. Chancellor Emeritus
Occupation:
                  B. Interim President

Name, principal   A. University of California at Los Angeles,
business and         an educational institution.
address of             10920 Wilshire Boulevard, Suite 1835
corporation or          Los Angeles, CA 90024
other
organization in   B. University of Florida
which employment       226 Tigert Hall
is conducted:          PO Box 113150
                       Gainesville, FL 32610

CUSIP NO. 151392107       Schedule 13D        Page 12 of 13 Pages


                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address.

Name:       Paul S. Otellini
Title:      Executive Vice President, General Manager, Intel
            Architecture Business Group

Name:       Gerhard H. Parker
Title:      Executive Vice President, General Manager, New
            Business Group

Name:       Andy D. Bryant
Title:      Senior Vice President, Chief Financial Officer and
            Enterprise Services Officer

Name:       Sean M. Maloney
Title:      Senior Vice President, Director, Sales and Marketing
            Group

Name:       Michael R. Splinter
Title:      Senior Vice President, General Manager, Technology
            and Manufacturing Group

Name:       Albert Y. C. Yu
Title:      Senior Vice President, General Manager,
            Microprocessor Products Group

Name:       F. Thomas Dunlap, Jr.
Title:      Vice President, General Counsel and Secretary

Name:       Arvind Sodhani
Title:      Vice President, Treasurer

CUSIP NO. 151392107       Schedule 13D        Page 13 of 13 Pages



                          EXHIBIT INDEX

Exhibit No.    Document
-----------    --------
Exhibit 1      Asset  Purchase  Agreement,  dated  December   29,
               1999,  between  Intel Corporation  and  Centennial
               Technologies, Inc.

Exhibit 2      Rights   Agreement,  dated  December   29,   1999,
               between    Intel   Corporation   and    Centennial
               Technologies, Inc.

                                                     CONFIDENTIAL



                            EXHIBIT 1


                    ASSET PURCHASE AGREEMENT

                         By and Between

                  CENTENNIAL TECHNOLOGIES, INC.

                               and

                        INTEL CORPORATION

                  Dated as of December 29, 1999

                                                     CONFIDENTIAL



                        TABLE OF CONTENTS

      ARTICLE I  DEFINITIONS                                   1
          1.01.  Definitions                                   1
          1.02.  Index of Other Defined Terms                  5

     ARTICLE II  PURCHASE AND SALE                             6
          2.01.  Purchased Assets                              6
          2.02.  Excluded Assets                               7
          2.03.  Assumption of Liabilities                     7
          2.04.  Excluded Liabilities                          8
          2.05.  Assignment of Contracts and Rights            8
          2.06.  Purchase Price                                8
          2.07.  Closing                                      10
          2.08.  Employee Matters                             10

    ARTICLE III  REPRESENTATIONS AND WARRANTIES OF SELLER     11
          3.01.  Existence and Good Standing                  11
          3.02.  Authorization and Enforceability             11
          3.03.  Governmental or Other Authorization          11
          3.04.  Non-Contravention                            11
          3.05.  Financial Information; Undisclosed           12
                 Liabilities; Books and Records
          3.06.  Absence of Certain Changes                   12
          3.07.  Properties: Material Leases; Tangible        13
                 Assets
          3.08.  Inventories                                  13
          3.09.  Litigation                                   14
          3.10.  Contracts                                    14
          3.11.  Required Consents                            14
          3.12.  Compliance with Applicable Laws              15
          3.13.  Advisory Fees                                15
          3.14.  Tax Matters                                  15
          3.15.  Product Warranties                           15
          3.16.  Customers                                    15
          3.17.  Investment Representations                   15
          3.18.  Intellectual Property                        16
          3.19.  License Agreements                           17

     ARTICLE IV  REPRESENTATIONS AND WARRANTIES OF PURCHASER  17
          4.01.  Existence and Good Standing                  17
          4.02.  Authorization and Enforceability             17
          4.03.  Governmental or Other Authorization          17
          4.04.  Non-Contravention                            18
          4.05.  Capitalization                               18
          4.06.  Valid Issuance                               18
          4.07.  Litigation                                   19
          4.08.  Compliance with Applicable Laws              19
          4.09.  SEC Documents                                19

       ii                                           CONFIDENTIAL

          4.10.  Absence of Changes Since Balance Sheet Date  20
          4.11.  Intellectual Property                        20
          4.12.  Advisory Fees                                21
          4.13.  Purchaser Rights Agreement                   21

      ARTICLE V  COVENANTS OF SELLER                          21
          5.01.  Access to Information                        21
          5.02.  Customer Introductions                       21
          5.03.  Post-Closing Transition Services             22
          5.04.  Non-Competition                              22

     ARTICLE VI  SELLER LICENSE                               22
          6.01.  Grant of License                             22
          6.02.  No Other Rights                              22
          6.03.  No Implied Obligation                        23
          6.04.  No Implied Warranties                        23

    ARTICLE VII  COVENANTS OF PURCHASER                       23
          7.01.  Compliance with Terms of Governmental        23
                 Approvals and Consents
          7.02.  Use of Marks                                 24
          7.03.  Audit Rights                                 24

   ARTICLE VIII  COVENANTS OF ALL PARTIES                     24
          8.01.  Further Assurances                           24
          8.02.  Public Announcements                         24
          8.03.  Tax Matters                                  25
          8.04.  Allocation of Purchase Price                 27
          8.05.  Confidentiality                              27
          8.06.  Waiver of Bulk Sales Laws                    27

     ARTICLE IX  CONDITIONS TO CLOSING                        27
          9.01.  Conditions to Obligations of Purchaser       27
          9.02.  Conditions to Obligations of Seller          29

      ARTICLE X  INDEMNIFICATION                              30
  Section 10.1.  General Survival                             30
  Section 10.2.  Indemnification                              31
  Section 10.3.  Manner of Indemnification                    32
  Section 10.4.  Third-Party Claims                           32
  Section 10.5.  Exclusive Remedy                             33

     ARTICLE XI  MISCELLANEOUS                                33
         11.01.  Notices                                      33
         11.02.  Amendments; Waivers                          35
         11.03.  Expenses                                     35
         11.04.  Successors and Assigns                       35
         11.05.  Governing Law                                35

       iii                                          CONFIDENTIAL

         11.06.  Counterparts; Effectiveness                  35
         11.07.  Entire Agreement                             36
         11.08.  Captions                                     36
         11.09.  Severability                                 36
         11.10.  Construction                                 36
         11.11.  Dispute Resolution                           36
         11.12.  Submission to Jurisdiction; Waiver of Jury   37
                 Trial
         11.13.  Meaning of Include and Including             38
         11.14.  Cumulative Remedies                          38
         11.15.  Third Party Beneficiaries                    38
         11.16.  Specific Performance                         38
         11.17.  Survival                                     38

       iv                                           CONFIDENTIAL



                            EXHIBITS

Exhibit 1.01A       Form of Assignment and Assumption Agreement
Exhibit 1.01B       Form of Bill of Sale
Exhibit 2.06A       Form   of  Certificate  of  Designation   of
                    Series B Preferred Stock
Exhibit 3.05        Financial Information
Exhibit 3.10        Form of Customer Contract
Exhibit 9.01        Matters  to be Covered by Opinion  of  Legal
                    Counsel to Seller
Exhibit 9.02        Matters  to be Covered by Opinion  of  Legal
                    Counsel to Purchaser

                            SCHEDULES

Schedule 1.01A      Seller Individuals With Knowledge
Schedule 1.01B      Purchaser Individuals With Knowledge
Schedule 2.01(a)    Inventory
Schedule 2.01(c)    Equipment
Schedule 2.01(d)    Backlog
Schedule 2.01(e)    Designs and Documentation
Schedule 2.01(f)    Assumed Contracts
Schedule 2.02(b)    Excluded Contracts Relating to the Business
Schedule 3.03       Seller Approvals
Schedule 3.04       Non-Contravention Exceptions
Schedule 3.06       Ordinary Course Exceptions
Schedule 3.19       License Agreements
Schedule 3.10       Contracts
Schedule 3.11(a)    Permits and Approvals
Schedule 3.11(b)    Required Contractual Consents
Schedule 3.15       Product Warranties
Schedule 3.16       Customers
Schedule 4.03       Purchaser Approvals
Schedule 4.04       Non-Contravention Exceptions
Schedule 4.07       Litigation
Schedule 4.10       Ordinary Course Exceptions
Schedule 8.04       Allocation of Purchase Price
Schedule 9.01(b)    Required Seller Closing Consents
Schedule 9.02(b)    Required Purchaser Closing Consents

       1                                            CONFIDENTIAL

                    ASSET PURCHASE AGREEMENT

      THIS ASSET PURCHASE AGREEMENT, dated as of December 29, 1999 (the "Agreement"), is by and between Intel Corporation, a Delaware corporation ("Seller") and Centennial Technologies, Inc., a Delaware corporation ("Purchaser"). All capitalized terms have the meanings ascribed to such terms in Article I or as otherwise defined herein.

                      W I T N E S S E T H:

      WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller the assets of the Business;

      WHEREAS, Purchaser desires to license from Seller, and Seller desires to license to Purchaser, certain Intellectual
Property rights not included in the Purchased Assets;

      WHEREAS,  Purchaser and Seller are entering into  a  Supply
Agreement and a Rights Agreement simultaneously herewith; and

     WHEREAS, in connection with the sale of the Purchased Assets to Purchaser by Seller, Seller has agreed to enter into a non-competition agreement in favor of Purchaser.

      NOW, THEREFORE, in consideration of the foregoing premises, the mutual representations, warranties, covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                            ARTICLE I

                           DEFINITIONS

     1.01 Definitions. The following terms, as used herein, have the following meanings:

           "Acquisition Documents" means this Agreement, the Rights Agreement, the Supply Agreement, the Bill of Sale, the Assignment and Assumption Agreement, the Transition Services
Agreement, the Note and the Security Agreement and any other document or agreement executed in connection with any of the foregoing, together with any Exhibits and Schedules thereto, and in each case as modified, amended, supplemented, restated or renewed from time to time.

           "Affiliate" means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under direct or indirect common control with such other Person.

          "Applicable Law" means, with respect to any Person, any federal, state, local or foreign statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other requirement of any Governmental Authority applicable to such Person or any of its Affiliates or ERISA Affiliates or any of their respective properties, assets, officers, directors, employees, consultants or agents.

       2                                            CONFIDENTIAL

            "Assignment and Assumption Agreement" means that certain Assignment and Assumption Agreement dated as of the Closing Date, to be entered into by Purchaser and Seller, in substantially the form attached hereto as Exhibit 1.01A.

           "Associate" or "Associated With" means, when used to indicate a relationship with any Person, (a) any other Person of which such first Person is an officer, director or partner or is, directly or indirectly, the beneficial owner of ten percent (10%) or more of any class of equity securities, partnership or membership interests or other comparable ownership interests issued by such other Person, (b) any trust or other estate in which such first Person has a ten percent (10%) or more beneficial interest or as to which such first Person serves as trustee or in a similar fiduciary capacity and (c) any relative or spouse of such first Person who has the same home as such first Person.

          "Bill of Sale" means that certain Bill of Sale dated as of the Closing Date, to be executed by Seller in favor of Purchaser, in substantially the form attached hereto as Exhibit
1.01B.

           "Business" means the flash memory card business of Seller, which produces and sells flash memory cards, including the PCMCIA card families (Series 2, Value Series 100 and 200) and the Miniature card families (Series 100 and 200), as heretofore or currently conducted by Seller, including all standard and custom products.

           "Business Day" means each day other than a Saturday, Sunday or other day on which commercial banks in San Francisco, California or Boston, Massachusetts are authorized or required by law to close.

          "Closing Date" means the date of the Closing.

           "Contracts" means all contracts, agreements, options, leases, licenses, sales and purchase orders, commitments and other instruments of any kind, whether written or oral, to which Seller is a party or is otherwise bound.

           "Damages" means all demands, claims, actions or causes of action, assessments, losses, damages (whether direct or indirect but excluding consequential damages), deficiencies, costs, expenses, Liabilities, judgments, settlements, awards, fines, response costs, sanctions, Taxes, penalties, charges and amounts paid in settlement, including reasonable out-of-pocket costs, fees and expenses (including costs, fees and expenses of attorneys, accountants and auditors and other agents of, or other Persons retained by, such Person).

          "Equipment" means all machinery, jigs and fixtures used in connection with the Business.

           "GAAP" means generally accepted accounting principles in the United States of America applied on a consistent basis.

            "Governmental   Approval"  means  an   authorization,
consent, approval, permit or license issued by, or a registration or filing with, or notice to, or waiver from, any Governmental
Authority.

       3                                            CONFIDENTIAL

           "Governmental Authority" means any foreign or domestic federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

           "Intellectual Property" means intellectual property rights arising from or in respect of the following, whether protected, created or arising under the laws of the United States or any other jurisdiction:

               (1) copyrights and registrations and applications therefor (collectively, "Copyrights") and mask work rights; and

                (2) know-how, inventions, discoveries, concepts, ideas, methods, processes, designs, formulae, technical data, drawings, specifications, data bases and other proprietary and confidential information, including customer lists, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Copyrights, mask work rights or Patents (collectively, "Trade Secrets"); and

                (3)  patents and applications therefor, including
continuation, divisional, continuation-in-part, or reissue patent
applications   and   patents   issuing   thereon   (collectively,
"Patents").

          "IRS" means the Internal Revenue Service.

           "Knowledge" means, with respect to any Person, the actual knowledge of such Person, after reasonable inquiry. Without limiting the generality of the foregoing, with respect to any Person that is a corporation, limited liability company, partnership or other business entity, actual knowledge shall be deemed to include the actual knowledge of all directors, officers, partners and members of any such Person; provided that with respect to Seller, actual knowledge shall be deemed to be the actual knowledge of the individuals identified on Schedule 1.01A; provided, further that with respect to Purchaser, actual knowledge shall be deemed to be the actual knowledge of the individuals identified on Schedule 1.01B.

           "Liability" means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise and whether or not the same is required to be accrued on the financial statements of such Person.

           "Lien" means, with respect to any asset, any mortgage,
title   defect  or  objection,  lien,  pledge,  charge,  security
interest, encumbrance or hypothecation in respect of such asset.

           "Material Adverse Effect" means, with respect to any Person, any circumstance of, change in, or effect on, or group of such circumstances of, changes in or effects on, the operations, financial condition, earnings, or results of operations, prospects, assets or Liabilities of the Person, that results in or would reasonably be expected to result in, a material adverse

       4                                            CONFIDENTIAL

effect on, or a material adverse change in, the operations, financial condition, earnings, results of operations, prospects, assets or Liabilities of such Person.

            "Permitted Liens" means (a) Liens for Taxes or governmental assessments, charges or claims the payment of which is not yet due and (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen and other similar Persons and other Liens imposed by Applicable Law incurred in the ordinary course of business for sums not yet delinquent or immaterial in amount and being contested in good faith.

          "Person" means an individual, corporation, partnership, association, limited liability company, trust, estate or other similar business entity or organization, including a Governmental
Authority.

           "Post-Closing Tax Period" means any Tax period (or portion thereof) ending after the Closing Date.

           "Pre-Closing Tax Period" means any Tax period (or portion thereof) ending on or before the close of business on the Closing Date.

           "Products" means flash memory components and cards manufactured, distributed or sold by the Business.

          "Seller License" means that certain license, granted by Seller to Purchaser in accordance with the terms of Article VI of this Agreement.

          "Subsidiary" means, with respect to any Person, (a) any corporation as to which more than fifty percent (50%) of the outstanding stock having ordinary voting rights or power (and excluding stock having voting rights only upon the occurrence of a contingency unless and until such contingency occurs and such rights may be exercised) is owned or controlled, directly or indirectly, by such Person and/or by one or more of such Person's direct or indirect Subsidiaries and (b) any partnership, joint venture or other similar relationship between such Person (or any Subsidiary thereof) and any other Person (whether pursuant to a written agreement or otherwise).

           "Supply Agreement" means that certain Supply Agreement of even date herewith, by and between Seller and Purchaser.

           "Taxes" means (a) all foreign, federal, state, local and other net income, gross income, gross receipts, sales, use, ad valorem, value added, intangible, unitary, capital gain, transfer, franchise, profits, license, lease, service, service use, withholding, backup withholding, payroll, employment, estimated, excise, severance, stamp, occupation, premium, property, prohibited transactions, windfall or excess profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of transferee Liability, of being a member of an Affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law and
(c)  any Liability for the payment of amounts described in clause
(a) or (b) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or

       5                                            CONFIDENTIAL

implied agreement to indemnify any other person for Taxes; and the term "Tax" means any one of the foregoing Taxes.

          "Tax Returns" means all returns, declarations, reports, statements, information statement, forms or other documents filed or required to be filed with respect to any Tax.

           "Transition  Services Agreement"  means  that  certain
Transition Services Agreement dated as of the Closing Date, executed by Seller and Purchaser.

           "Tort Claim" means any claim, on any grounds or basis, under any statute or common law, for personal injury, wrongful death, defamation, property damage, product liability, wrongful interference with economic interests or other tortious conduct of a Person (whether or not Liability is predicated on negligence, intentional or reckless conduct, breach of contract or strict liability).

      1.02  Index of Other Defined Terms.  In addition  to  these
terms   defined  above,  the  following  terms  shall  have   the
respective meanings given thereto in the sections indicated below:

Defined Term                     Section
------------                     -------
Agreement                        Preamble
Assumed Contracts                Section 2.01(f)
Assumed Liabilities              Section 2.03
Audited Financial Information    Section 5.05
Audited   Purchaser   Financial  Section 4.09(b)
Statements
Balance Sheet Date               Section 4.09(b)
Cisco                            Section 2.06(a)
Certificate of Designation       Section 2.07(c)
Closing                          Section 2.07
CNDA                             Section 5.01
Common Stock                     Section 4.05
Contingent Consideration         Section 2.06(a)
Customer Contract                Section 3.10(a)
Exchange Act                     Section 4.09(b)
Excluded Assets                  Section 2.02
Excluded Liabilities             Section 2.03
Financial Information Date       Section 3.05(a)
Financial Information            Section 3.05(a)
Floor                            Section 10.2(d)
Indemnitee                       Section 10.2(b)
Indemnitor                       Section 10.2(b)
Inventory                        Section 2.01(a)
Losses                           Section 10.2(c)
Measurement Period               Section 2.06(a)
Non-Competition Period           Section 5.04
Notice of Claim                  Section 10.3(b)
Proceedings                      Section 3.09

       6                                            CONFIDENTIAL

Purchase Price                   Section 2.06(a)
Purchased Assets                 Section 2.01
Purchased Intellectual Property  Section 3.18(a)
Purchaser                        Preamble
Purchaser Approvals              Section 4.03
Purchaser Indemnitees            Section 10.2(a)
Required Contractual Consent     Section 3.11(b)
Retained Marks                   Section 7.02
Sales Tax                        Section 8.03(e)
SEC                              Section 4.09(a)
SEC Documents                    Section 4.09(a)
Securities Act                   Section 3.17(a)
Seller                           Preamble
Seller Approvals                 Section 3.03
Seller Indemnitees               Section 10.2(b)
Series B Preferred Stock         Section 2.06(a)

                           ARTICLE II

                        PURCHASE AND SALE

      2.01 Purchased Assets. Upon the terms and subject to the conditions of this Agreement, at the Closing, Purchaser agrees to purchase from Seller, and Seller agrees to sell, transfer, assign and deliver to Purchaser, free and clear of all Liens other than Permitted Liens, the assets, properties and business of the Business, of every kind and description, wherever located, tangible or intangible, owned, held, licensed, leased or otherwise used in connection with the Business and specified herein, as the same shall exist on the Closing Date (collectively, the "Purchased Assets"). Without limiting the generality of the foregoing, the Purchased Assets shall include all of Seller's right, title and interest in, to and under:

           (a)   all  items of inventory relating to the Business
(the "Inventory"), including all raw materials, finished goods and work-in-process, as listed on Schedule 2.01(a);

           (b)   all  collateral materials, manuals,  promotional
materials,   sales  materials,  display  materials  and   product
information materials used in the operation of the Business;

           (c) all of the fixed and other tangible personal property used in connection with the operation of the Business and all Equipment, all as described on Schedule 2.01(c);

           (d)   all  backlog of the Business, as  set  forth  on
Schedule 2.01(d);

           (e) all board designs, tooling, fixtures, layouts, schematics and product manufacturing documentation owned by Seller and used in connection with the Business, as listed on
Schedule 2.01(e);

           (f)   all  contracts listed on Schedule  2.01(f)  (the
"Assumed Contracts"); and

          (g)  all Products.

       7                                            CONFIDENTIAL

      2.02 Excluded Assets. Subject to Section 2.01, Purchaser and Seller expressly understand and agree that all assets of Seller, other than those listed above (the "Excluded Assets") shall be excluded from the Purchased Assets, including but not limited to:

           (a)   all  assets,  tangible or  intangible,  real  or
personal,  that are not specifically identified in  Section  2.01 and listed on the Schedules thereto;

           (b) all Contracts that are not Assumed Contracts, including the Contracts relating to the Business listed on
Schedule 2.02(b);

           (c) the minute books, stock ledgers, accounting records and Tax Returns of Seller, provided that Purchaser shall have reasonable access to and be provided with copies of all accounting records and Tax Returns relating to the Business pursuant to Section 5.01;

           (d) all cash and accounts receivable related to the Business;

          (e)  all employee benefit plans;

           (f) all insurance contracts in effect as of the date of this Agreement insuring the Purchased Assets; and

           (g) all leasehold or ownership interests in real property or any improvements thereon.

      2.03 Assumption of Liabilities. Upon the terms and subject to the conditions of this Agreement, effective at the time of Closing, Purchaser agrees to assume all Liabilities: (a) arising out of the Assumed Contracts; (b) relating to any warranty or similar claims with respect to any Inventory purchased by Purchaser hereunder; and (c) arising out of Purchaser's operation of the Business and ownership of the Purchased Assets following the Closing, but, in the case of this clause (c), only to the extent such Liabilities first accrue after the Closing Date and are a result of actions taken or omitted to be taken by Purchaser following the Closing (the "Assumed Liabilities"). The assumption of said Liabilities by Purchaser shall not enlarge any rights of third parties under contracts or arrangements with Seller and nothing herein shall prevent Purchaser from contesting in good faith with any third party any of said Liabilities. All other Liabilities are referred to herein as "Excluded Liabilities".

      2.04 Excluded Liabilities. Except for those Liabilities expressly assumed by Purchaser pursuant to Section 2.03 and
Section 8.03, the Purchaser shall not assume and shall not be liable for, and Seller shall retain and remain solely liable for and obligated to discharge and indemnify and hold Purchaser harmless for, all of the debts, expenses, contracts, agreements, commitments, obligations and other Liabilities of any nature whatsoever of Seller, the Business or the Purchased Assets through and on the Closing Date, whether known or unknown, accrued or not accrued, fixed or contingent, including the following:

          (a) Breaches of Contracts. Any Liability for breaches by Seller or any Affiliates of Seller prior to the Closing Date of any instrument, purchase order or Contract or any Liability for payments or amounts due under any instrument, purchase order or Contract on or prior to the Closing Date;

       8                                            CONFIDENTIAL

           (b) Taxes. Except as otherwise provided in Section 8.03, any Liability for Taxes attributable to or imposed upon Seller or any Affiliates of Seller, or attributable to or imposed upon the Business or the Purchased Assets for any period (or portion thereof) through the Closing Date;

           (c) Indebtedness. Any Liability for or in respect of any loan or other indebtedness for money borrowed of Seller or any Affiliates or Associates of Seller on or prior to the Closing
Date; and

          (d) Employee Obligations. Any Liability that may arise or have arisen from the employment of employees with, or the termination of their employment by, Seller on or prior to the Closing Date, including, without limitation, accrued vacation pay, holiday pay, sick pay, bonuses earned, and/or pensions or profit sharing.

      2.05 Assignment of Contracts and Rights. Anything in this Agreement or any other Acquisition Document to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any Purchased Asset or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without the consent of a party thereto, would constitute a breach or other contravention thereof or in any way adversely affect the rights of Purchaser or Seller thereunder.

     2.06 Purchase Price.

           (a) The aggregate purchase price payable by Purchaser to Seller for the Purchased Assets (the "Purchase Price") shall consist of: (i) sixty thousand (60,000) shares of Purchaser's Series B Preferred Stock, having rights, preferences and privileges as set forth in the Certificate of Designation of Series B Preferred Stock attached as Exhibit 2.06A to this Agreement (the "Series B Preferred Stock"); (ii) cash in the amount of two million dollars ($2,000,000); (iii) a subordinated promissory note in the principal amount of four million dollars ($4,000,000), secured by the collateral set forth in Exhibit A to the Security Agreement; and (iv) a future payment of up to four million five hundred thousand dollars ($4,500,000) in cash (the "Contingent Consideration"), if Cisco Corporation ("Cisco") orders at least one hundred thousand (100,000) flash cards for shipment during the period, net of any quantities originally scheduled for shipment during the Measurement Period cancelled by Cisco for its convenience, between the one hundred eighty-fifth (185th) day and the three hundred sixty-fifth (365th) day after the Closing Date (the "Measurement Period").

           (b) The Contingent Consideration shall be payable in cash within thirty (30) days after the one-year anniversary of the Closing Date. The Contingent Consideration shall be payable based upon flash cards ordered for shipment during the
Measurement Period. If the quantity of flash cards ordered for shipment during the Measurement Period is less than thirty thousand (30,000), no Contingent Consideration shall be payable. If at least thirty thousand (30,000) flash cards are ordered for shipment during the Measurement Period then the amount of the Contingent Consideration payable shall be equal to four million five hundred thousand dollars ($4,500,000) multiplied by a fraction, the numerator of which shall be the number of flash cards over thirty thousand (30,000) actually ordered for shipment and the denominator shall be seventy thousand (70,000).

       9                                            CONFIDENTIAL

          (c) Seller and Purchaser have agreed that the Business should be transferred to Purchaser with a "Normal Inventory" which the parties have agreed is an inventory as defined below with a value of approximately Five Million Two Hundred Ten Thousand Dollars ($5,210,000) and have agreed that the Purchase Price should be adjusted for certain fluctuations in the Normal Inventory. For purposes of this paragraph 2.06(c), "Normal Inventory" means all finished goods related to the Business owned by Seller at Seller's facilities, any finished goods in transit between XeTel and Seller for which Seller has paid XeTel, any finished goods at XeTel for which Seller has paid XeTel, and any components related to the Business and owned by Seller and consigned to XeTel at XeTel's facilities or in transit from Seller to XeTel, valued using the same valuation methods as Seller used at the end of September 1999, including reserves, costing, percentage complete for work-in-process and other standards. The term "Normal Inventory" does not include raw materials, work-in-process or finished goods which Purchaser would have to pay a third party for after the Closing Date. Commencing on the Termination Date, as defined in the Transition Services Agreement, Purchaser shall perform a physical inventory and test of the Normal Inventory and shall allow a representative of Seller to be present at all times. If it is determined (with such determination to be made no later than ninety (90) days following the Termination Date) that the actual value of the Normal Inventory as of the Closing Date is less than Five Million Sixty Thousand Dollars ($5,060,000), then Seller shall, within thirty (30) days, pay the difference between the actual value of the Normal Inventory and Five Million Sixty Thousand Dollars ($5,060,000) to Purchaser; provided, however, that if the actual value of the Normal Inventory as of the Closing Date is less than Three Million Sixty Thousand Dollars ($3,060,000), at Seller's option, (i) Seller shall pay Two Million Dollars ($2,000,000) to Purchaser, and (ii) Seller and Purchaser shall amend the Note to reduce Purchaser's obligations thereunder by the difference between the actual value of the Normal Inventory and Three Million Sixty Thousand Dollars ($3,060,000). If it is determined that the actual value of the Normal Inventory as of the Closing Date is greater than Five Million Three Hundred Sixty Thousand Dollars ($5,360,000), then Purchaser shall, within thirty (30) days, pay the difference between the actual value of the Normal Inventory and Five Million Three Hundred Sixty Thousand Dollars ($5,360,000) to Seller. No payment shall be made by either party if the actual value of the Normal Inventory as of the Closing Date is between Five Million Sixty Thousand Dollars ($5,060,000) and Five Million Three Hundred Sixty Thousand Dollars ($5,360,000). Any dispute concerning the physical inventory, testing methods or valuation procedures shall be resolved in accordance with the provisions of this Agreement. The provisions of this Section 2.06(c) shall provide the exclusive remedy with respect to fluctuations in the value of the Normal Inventory.

      2.07 Closing. The closing of the purchase and sale of the Purchased Assets hereunder (the "Closing") shall take place at the offices of Gibson, Dunn & Crutcher LLP, 1530 Page Mill Road, Palo Alto, California, as soon as possible, but in no event later than five (5) days after satisfaction of the conditions set forth in Article IX, or at such other time or place as the parties may agree. At the Closing:

          (a) Seller shall deliver to Purchaser the Bill of Sale and such other endorsements, consents, assignments, instruments of conveyance and transfer documents (including the Assignment and Assumption Agreement) as Purchaser may reasonably request to vest in Purchaser all right, title and interest in, to and under the Purchased Assets and the Business. Simultaneously with the consummation of the transactions contemplated hereby,

       10                                           CONFIDENTIAL

Seller, through its officers, agents and employees, will put Purchaser into full possession and enjoyment of all tangible Purchased Assets, terms FOB Seller. Seller shall pay all costs for packing the Purchased Assets for shipping to the Purchaser's headquarters in Wilmington, Massachusetts. Purchaser shall pay all costs for shipping the Purchased Assets to the Purchaser's headquarters in Wilmington, Massachusetts.

          (b) Seller and Purchaser shall execute and deliver the Assignment and Assumption Agreement;

            (c)    Purchaser   shall  file  the  Certificate   of
Designation of Series B Preferred Stock attached as Exhibit 2.06A to this Agreement (the "Certificate of Designation") with the Secretary of State of the State of Delaware;

          (d)  Seller and Purchaser shall execute and deliver the
Rights   Agreement,  the  Supply  Agreement  and  the  Transition
Services Agreement; and

           (e) Purchaser shall pay the Purchase Price to Seller, through a wire transfer of the cash portion of the Purchase Price (other than the Contingent Consideration), delivery of a certificate representing the Series B Preferred Stock, and delivery of the Note, the Security Agreement and appropriate UCC-1 financing statements.

      2.08 Employee Matters. No employees of Seller will be transferred to Purchaser in connection with the transactions contemplated by this Agreement and the Acquisition Documents.

                           ARTICLE III

            REPRESENTATIONS AND WARRANTIES OF SELLER

      As an inducement to Purchaser to enter into this Agreement and to consummate the transactions contemplated herein, Seller represents and warrants to Purchaser as follows:

      3.01 Existence and Good Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority required to carry on its business as now conducted and to own and operate the businesses as now owned and operated by it (including the Business). Seller is qualified to conduct business in each state or states where the failure to be so qualified, whether singly or in the aggregate, could reasonably be expected to have a Material Adverse Effect. Copies of
Seller's Certificate of Incorporation as amended to date, certified by the Secretary of State of the State of Delaware and of Seller's by-laws as amended to date, certified by Seller's Assistant Secretary, have been delivered to Purchaser and all such copies are complete and correct and no amendments thereto are pending. Seller is not in violation of any term of its Certificate of Incorporation or by-laws.

      3.02 Authorization and Enforceability. The execution, delivery and performance by Seller of this Agreement and the other Acquisition Documents, and the consummation of the transactions contemplated hereby and thereby, are within Seller's powers and have been duly authorized by all necessary corporate action on its part. This Agreement, the Rights Agreement

       11                                           CONFIDENTIAL

and the Supply Agreement have been and, when executed at the Closing, the other Acquisition Documents will have been, duly and validly executed by Seller and, assuming the due execution and delivery of this Agreement and the other Acquisition Documents to which it is a party by Purchaser, as applicable, will constitute legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors' rights generally or to general principles of equity.

      3.03 Governmental or Other Authorization. Except as set forth on Schedule 3.03, the execution, delivery and performance by Seller of this Agreement and the other Acquisition Documents, and the consummation by it of the transactions contemplated hereby and thereby, require no Governmental Approval from any Governmental Authority or any consent, waiver or approval of any other Person (such required consents and approvals, the "Seller Approvals").

      3.04 Non-Contravention. Except as set forth on Schedule 3.04, the execution, delivery and performance of this Agreement and the other Acquisition Documents by Seller, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) contravene or conflict with the certificate of incorporation or bylaws of Seller, (b) assuming receipt of the Seller Approvals that are Governmental Approvals, contravene or conflict with or constitute a material violation of any provision of any Applicable Law binding upon or applicable to Seller, the Purchased Assets or the Business or (c) assuming receipt of the Seller Approvals that are not Governmental Approvals and of the Required Contractual Consents, constitute a default under, give rise to any right of termination, cancellation, modification, or acceleration of, or to a loss of any material benefit to which the Business is entitled, or result in the creation or imposition of any Lien on the Purchased Assets (other than Permitted Liens), or any permit relating to the Business or by which Seller, any of the Purchased Assets or the Business may be bound or materially affected.

      3.05 Financial Information; Undisclosed Liabilities; Books and Records.

           (a) Attached hereto as Exhibit 3.05 is financial data and other financial information of the Business as of December 25, 1999 (the "Financial Information Date") and for the twenty-four (24) month period then ended (collectively, the "Financial Information"). The Financial Information has been prepared internally by Seller and has not been audited by any independent certified public accountants or auditors.

           (b) The Financial Information has been prepared based on the books and records of Seller and includes items accounted for in accordance with GAAP consistent with the methods used for the purpose of preparing the accounting for such items in connection with the Seller's financial statements for prior periods and presents fairly the financial condition and results of operations of the Business as of the dates indicated or for the periods indicated.

      3.06  Absence of Certain Changes.  Except as set  forth  on
Schedule 3.06, since the Financial Information Date, the Business has been conducted in the ordinary course consistent with past practice, and there has not been:

       12                                           CONFIDENTIAL

           (a) any event, occurrence, state of circumstances or facts or change in the Business that has had or that may be reasonably expected to have, either alone or together, a Material
Adverse Effect on the Business;

           (b) any change in any Liabilities of Seller that has had, or that may be reasonably expected to have, a Material
Adverse Effect on the Business;

          (c) any creation, assumption or sufferance of (whether by action or omission) the existence of any Lien on any of the Purchased Assets, other than Permitted Liens;

          (d) any waiver, amendment, termination or cancellation of any Assumed Contract or any relinquishment of any material rights thereunder by Seller, other than, in each such case, actions taken in the ordinary course of business consistent with past practice that are not material with respect to any such Assumed Contract;

          (e) any change by Seller in its accounting principles, methods or practices or in the manner it keeps its accounting books and records relating to the Business, except any such change required by a change in GAAP;

           (f) any sale, assignment, transfer, lease or other disposition of or agreement to sell, assign, transfer, lease or otherwise dispose of, any Purchased Asset, other than sales of Inventory in the ordinary course of business consistent with past practice;

          (g) any material damage, destruction or other casualty loss with respect to any Purchased Asset or any other material asset or property owned, leased or otherwise used by Seller in the Business, whether or not covered by insurance;

           (h) any adverse business or regulatory condition presently existing or threatened in connection with the Business or the Purchased Assets;

           (i) any write-down or write-up of the value of any inventory of the Business or of the Purchased Assets;

           (j) any change in Seller's pricing, delivery or other terms to any customer of Products;

          (k) any material change or amendment to, or any waiver of any material right under a material contract, license or arrangement which the Business or the Purchased Assets is bound by or subject to, except for changes, amendments or waivers that are expressly provided for or disclosed in this Agreement;

           (l) any other Business-related transaction entered into by Seller other than transactions in the ordinary course of business; or

          (m) any agreement or understanding, whether in writing or otherwise, for Seller to take any of the actions specified in paragraphs (a) through (l) above.

       13                                           CONFIDENTIAL

      3.07 Personal Property. Seller has good and marketable title to all of its tangible personal property and assets that are Purchased Assets. None of such personal property or assets is subject to any mortgage, pledge, lien, conditional sale agreement, security agreement, encumbrance or other charge. Except for inventory and as otherwise specified on Schedule 2.01(c), all of such personal property and assets are in good operating condition and repair (subject, only in the case of the property listed on Schedules 2.01(c) and 2.01(e), to normal wear and tear), are adequate for the uses to which they are put. Other than inventory, no material personal properties or assets necessary for the conduct of the Business in substantially the same manner as the Business has heretofore been conducted are in need of replacement, maintenance or repair except, only in the case of the property listed on Schedules 2.01(c) and 2.01(e), for routine replacement, maintenance and repair. Schedule 2.01(c) sets forth a correct and complete list of all Equipment owned by Seller and used in connection with the Business.

       3.08 Inventories. Schedule 2.01(a) sets forth all inventories of raw materials, work-in-process and finished goods included in the Purchased Assets as of the Closing Date. The value at which Inventories are carried in the Financial Information reflect the normal inventory valuation policy of Seller in accordance with GAAP and on a basis consistent with that of preceding periods. All finished goods inventory is free from defects, is in good operating condition and meets all applicable product specifications, requirements and performance criteria. Except as disclosed in Schedule 2.01(a), said inventories do not include items which are below standard quality or have become obsolete, slow moving or unsaleable (except at prices less than cost) through regular distribution channels in the ordinary course of the Business as conducted by Seller. Since October 31, 1999, no inventory items have been sold or disposed of except through sales in the ordinary course of business.

      3.09 Litigation. There are no actions, suits, claims, charges, hearings, arbitrations, audits, proceedings (public or private) or, to the Knowledge of Seller, investigations (collectively, "Proceedings") that have been brought or initiated by or against any Governmental Authority or any other Person, or are pending or, to the Knowledge of Seller, threatened (a) by or against Seller relating to any of the Purchased Assets or the Business or (b) that seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement or any of the other Acquisition Documents. There are no existing orders, judgments or decrees of any Governmental Authority relating to the Business or any of the Purchased Assets.

     3.10 Contracts.

           (a) Schedule 3.10 lists each contract, agreement, lease, license, or commitment (other than contracts with distributors of the products), written or oral, including, without limitation, Seller's contracts with its customers (the "Customer Contracts"), requiring payments in excess of $25,000 annually and related exclusively to the Business to which Seller is a party or by which the assets of the Business are bound. True and complete copies of each of such contracts have been delivered to Purchaser.

           (b) Each Assumed Contract is a legal, valid and binding obligation of Seller and, to the Knowledge of Seller, each other Person who is a party thereto, enforceable against Seller and each such Person in accordance with its terms, and neither Seller nor, to the Knowledge of Seller, any other party thereto is in material default thereunder.

       14                                           CONFIDENTIAL

           (c) Except for sales where the terms and conditions are determined to be made, in whole or in part, upon the terms and conditions contained in a customer's purchase order and supporting documents, all sales to be made by Purchaser with respect to the Business pursuant to the Assumed Contracts for any period beginning after July 1, 2000 will be made pursuant to standard terms and conditions set forth in the Form of Customer Contract attached to this Agreement as Exhibit 3.10 without material modification as to assignability, return rights, discounts, volume incentives or other material modifications.

     3.11 Required Consents.

            (a) Schedule 3.11(a) sets forth all approvals, authorizations, certificates, consents, licenses, orders and permits and other similar authorizations of all Governmental Authorities (and all other Persons) necessary for the operation of the Business in substantially the same manner as currently operated by Seller. Seller holds all material Permits and approvals of Governmental Authorities necessary for the lawful conduct of the Business.

           (b) Schedule 3.11(b) lists each contract with respect to which the consent of the other party or parties thereto must be obtained by Seller by virtue of the execution and delivery of this Agreement and the other Acquisition Documents, or the consummation of the transactions contemplated hereby and thereby to avoid the loss of any material benefit under, or any material modification to, any such contract ("Required Contractual Consent").

      3.12 Compliance with Applicable Laws. Seller has no Knowledge that it has not complied in all material respects with any Applicable Laws relating to the Business or the Purchased Assets, except where the failure to comply would not, singly or in the aggregate, have a Material Adverse Effect on the Business. Seller is not subject to any order, writ, injunction or decree of any Governmental Authority relating to the Business or the Purchased Assets.

      3.13 Advisory Fees. There is no investment banker, broker, finder or other intermediary or advisor that has been retained by or is authorized to act on behalf of Seller, who might be entitled to any fee, commission or reimbursement of expenses from Seller, or any Affiliate or Associate of Seller, upon consummation of the transactions contemplated by this Agreement.

      3.14 Tax Matters. Seller has filed on a timely basis all Tax Returns required to have been filed by it with respect to the Business or the Purchased Assets and has paid on a timely basis all Taxes required to be shown thereon as due. Seller has not received any notice that it is or may be subject to additional Tax with respect to the Business or the Purchased Assets There are no Liens for Taxes (other than for current Taxes not yet due and payable) upon any of the Purchased Assets.

     3.15 Product Warranties. Schedule 3.15 sets forth copies of Seller's standard Product warranties currently in effect with respect to the Products. To the Knowledge of Seller, no Tort
Claims, claims with respect to Product warranties or facts upon which a claim of such nature could be based exist or are threatened.

      3.16 Customers. Schedule 3.16 sets forth all customers of the Business as conducted by Seller. The accounts of all such customers with Seller are in good standing and all Customer

       15                                           CONFIDENTIAL

Contracts are valid contracts entered into in the ordinary course of business. To the Knowledge of Seller, Seller has not received written notice from any of the customers listed on Schedule 3.16 indicating that they intend to stop purchasing flash cards from Seller. Seller has not been paid nor does it hold deposits relating to any Customer Contract.

     3.17 Investment Representations.

           (a) Purchase for Own Account. The Series B Preferred Stock is being acquired for investment for Seller's own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof within the meaning of the
Securities Act of 1933, as amended (the "Securities Act"), and Seller has no present intention of selling, granting any participation in, or otherwise distributing the same. Seller also represents that it has not been formed for the specific purpose of acquiring the Series B Preferred Stock.

           (b) Investment Experience. Seller understands that the acquisition of the Series B Preferred Stock involves substantial risk. Seller has experience as an investor in securities of companies and acknowledges that it is able to fend for itself, can bear the economic risk of its investment in the Series B Preferred Stock and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of this investment in the Series B Preferred Stock and protecting its own interests in connection with this investment.

            (c)   Accredited  Investor  Status.   Seller  is   an
"accredited   investor"  within  the  meaning  of  Regulation   D
promulgated under the Securities Act.

           (d) Restricted Securities. Seller understands that the Series B Preferred Stock and the Common Stock issued upon conversion thereof are characterized as "restricted securities" under the Securities Act, inasmuch as they are being acquired from Purchaser in a transaction not involving a public offering and that under the Securities Act and applicable regulations thereunder such securities may be resold without registration under the Securities Act only in certain limited circumstances. Seller is familiar with Rule 144 of the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

           (e) Legends. Seller agrees that the certificates for the Series B Preferred Stock and the Common Stock issuable upon conversion thereof may bear a legend in substantially the following form:

       "The  shares  represented  by   this
certificate have not been registered  under
the  Securities  Act of 1933  or  with  any
state securities commission, and may not be
transferred or disposed of by the holder in
the  absence  of  a registration  statement
which is effective under the Securities Act
of  1933  and  applicable  state  laws  and
rules, or, unless, immediately prior to the
time set for transfer, such transfer may be
effected   without   violation    of    the
Securities Act of 1933 and other applicable state laws and rules."

       16                                           CONFIDENTIAL

           In addition, Seller agrees that Purchaser may place stop transfer orders with its transfer agents with respect to such certificates. The appropriate portion of the legend and the stop transfer orders will be removed promptly upon delivery to Purchaser of such satisfactory evidence as reasonably may be reasonably required by Purchaser that such legend or stop orders are not required to ensure compliance with the Securities Act.

     3.18 Intellectual Property.

          (a)  Ownership or Right to Use.  Except as set forth on
Schedule 3.18(a), Seller has sole title to and owns the items listed on Schedule 2.01(e) to this Agreement (the "Purchased
Intellectual Property").

          (b) No Infringement. Seller's flash products division operations counsel has not received any written communications alleging that the Purchased Intellectual Property violates or infringes any Intellectual Property of any other Person.

      3.19 License Agreements. Schedule 3.19 sets forth, to the best of Seller's Knowledge, all parties to whom Seller has granted a license to any Purchased Intellectual Property owned by Seller that is specific to the Business. True and complete copies  of  each  of  the license agreements referenced  in  this
Section 3.19 have been provided to Purchaser.

                           ARTICLE IV

           REPRESENTATIONS AND WARRANTIES OF PURCHASER

      As an inducement to Seller to enter into this Agreement and to consummate the transactions contemplated herein, Purchaser hereby represents and warrants to Seller as follows:

       4.01 Existence and Good Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority required to carry on its business as now conducted and to own and operate its businesses as now owned and operated by it. Purchaser is qualified to conduct business in each state or states where the failure to be so qualified, whether singly or in the aggregate, could reasonably be expected to have a Material Adverse Effect. Purchaser has heretofore delivered to Seller complete and correct copies of its certificate of incorporation and bylaws as currently in effect.

      4.02 Authorization and Enforceability. The execution, delivery and performance by Purchaser of this Agreement and the other Acquisition Documents, and the consummation of the transactions contemplated hereby and thereby, are within Purchaser's powers and have been duly authorized by all necessary corporate action on its part. This Agreement, the Rights Agreement and the Supply Agreement have been and, when executed at the Closing, the other Acquisition Documents to which it is a party will have been, duly and validly executed by Purchaser, and, assuming the due execution and delivery of this Agreement and the other Acquisition Documents by Seller, will constitute legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors' rights generally or to general principles of equity.

       17                                           CONFIDENTIAL

      4.03 Governmental or Other Authorization. Except as set forth on Schedule 4.03, the execution, delivery and performance by Purchaser of this Agreement and the other Acquisition Documents to which it is a party, and the consummation by it, respectively, of the transactions contemplated hereby and thereby, require no Governmental Approval from any Governmental Authority or any consent, waiver or approval of any other Person (such required consents and approvals, the "Purchaser Approvals").

      4.04 Non-Contravention. Except as set forth on Schedule 4.04, the execution, delivery and performance of this Agreement and the other Acquisition Documents by Purchaser, where applicable, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) contravene or conflict with the certificate of incorporation or bylaws of Purchaser, (b) assuming receipt of the Purchaser Approvals that are Governmental Approvals, contravene or conflict with or constitute a material violation of any provision of any Applicable Law binding upon or applicable to Purchaser, respectively, or (c) assuming receipt of the Purchaser Approvals that are not Governmental Approvals, contravene or constitute a default under any material agreement to which Purchaser is a party.

      4.05 Capitalization. The capitalization of Purchaser, without giving effect to the transactions contemplated by this Agreement, is as follows. The authorized stock of Purchaser consists only of 6,250,000 shares of Common Stock, par value $.01 per share, (the "Common Stock") of which 3,167,529 shares were issued and outstanding as of December 15, 1999, and 1,000,000 shares of preferred stock, par value $.01 per share, none of which is issued or outstanding on the date hereof. All such shares of Common Stock have been duly authorized, and all such issued and outstanding shares of Common Stock have been validly issued, are fully paid and nonassessable and are free and clear of all liens, claims and encumbrances, other than any liens, claims or encumbrances created by or imposed upon the holders thereof. As of the date hereof, Purchaser also has reserved 1,787,500 shares of Common Stock for issuance upon exercise of options or other stock awards granted to officers, directors, employees or independent contractors or Affiliates of Purchaser under Purchaser's employee benefit or incentive plans. As of December 15, 1999, of the shares of Common Stock reserved for issuance upon exercise of options, 1,311,974 shares remained subject to outstanding options and 475,526 shares were reserved for future grants. All shares of Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. Except as disclosed in SEC Documents, there are no other equity securities, options, warrants, calls, rights, commitments or agreements of any character to which Purchaser is a party or by which it is bound obligating Purchaser to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of Purchaser or obligating Purchaser to grant, extend or enter into any such equity security, option, warrant, call, right, commitment or agreement.

     4.06 Valid Issuance of Stock.

          (a) Valid Issuance. The Series B Preferred Stock will be, upon delivery of the consideration specified herein by Seller, duly authorized, validly issued, fully paid and non-assessable. The Common Stock issuable upon conversion of the Series B Preferred Stock has

       18                                           CONFIDENTIAL

been duly reserved for issuance and, when issued upon conversion of the Series B Preferred Stock will be duly authorized, validly issued, fully paid and non-assessable.

           (b) Compliance with Securities Laws. Assuming the correctness of the representations made by Seller in Section 3.17 hereof, the Series B Preferred Stock will be issued to Seller in compliance with applicable exemptions from (i) the registration and prospectus delivery requirements of the Securities Act and
(ii) the registration and qualification requirements of all applicable securities laws of the states of the United States.

     4.07 Litigation. Except as disclosed in SEC Documents or as set forth on Schedule 4.07, there are no Proceedings pending or, to Purchaser's Knowledge, threatened: (a) against Purchaser, its respective activities, properties or assets, that Purchaser believes is reasonably likely to have a Material Adverse Effect; or (b) that seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement. Neither Purchaser nor any of its Subsidiaries is a party to or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality.

      4.08 Compliance with Applicable Laws. To Purchaser's Knowledge, it has complied in all material respects with any Applicable Laws relating to its business and properties, except where the failure to comply would not, singly or in the aggregate, have a Material Adverse Effect. Except as disclosed in SEC Documents, Purchaser is not subject to any order, writ, injunction or decree of any Governmental Authority relating to its business or properties.

     4.09 SEC Documents.

           (a) Reports. Purchaser has furnished to Seller prior to the date hereof a complete and correct list of all registration statements, reports and proxy statements filed by Purchaser with the Securities and Exchange Commission (the "SEC") on or after March 31, 1999 (Purchaser's Annual Report on Form 10-K for the fiscal year ended March 31, 1999, its Quarterly Reports on Form 10-Q for the quarterly periods ended June 26, 1999 and September 25, 1999 and all such other registration statements, reports and proxy statements are collectively referred to herein as the "SEC Documents"). Each of the SEC Documents, as of the respective date thereof (or if amended or superseded by a filing prior to the Closing Date, then on the date of such filing), did not, and each of the registration statements, reports and proxy statements filed by Purchaser with the SEC after the date hereof and prior to the Closing will not, as of the date thereof (or if amended or superseded by a filing after the date of this Agreement, then on the date of such filing), contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Purchaser is not a party to any material contract, agreement or other arrangement that was required to have been filed as an exhibit to the SEC Documents that was not so filed.

           (b) Financial Statements. Purchaser has provided Seller with copies of its audited financial statements (the "Audited Purchaser Financial Statements") for the fiscal year ended March 31, 1999, and its unaudited financial statements for the six-month period ended September 25, 1999 (the "Balance Sheet Date"). Since the Balance Sheet Date, Purchaser has duly filed with the SEC all registration statements, reports and proxy statements required to be

       19                                           CONFIDENTIAL

filed by it under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Securities Act. The audited and unaudited consolidated financial statements of Purchaser included in the SEC Documents filed prior to the date hereof fairly present, in conformity with GAAP (except, in the case of the Form 10-Q's, as may otherwise be permitted by Form 10-Q) applied on a consistent basis (except as otherwise may be stated in the notes thereto), the consolidated financial position of Purchaser and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of unaudited interim financial statements).

      4.10  Absence of Certain Changes Since Balance Sheet  Date.
Except as set forth on Schedule 4.10, since the Balance Sheet Date, the business and operations of Purchaser have been conducted in the ordinary course consistent with past practice, and there has not been:

           (a) any declaration, setting aside or payment of any dividend or other distribution of the assets of Purchaser with respect to any shares of capital stock of Purchaser or any repurchase, redemption or other acquisition by Purchaser or any Subsidiary of any outstanding shares of Purchaser's capital stock;

           (b) any damage, destruction or loss, whether or not covered by insurance, except for such occurrences, individually and collectively, that are not material to Purchaser;

           (c) any waiver by Purchaser of a valuable right or of a material debt owed to it, except for such waivers, individually and collectively, that are not material;

          (d) any material change or amendment to, or any waiver of any material right under a material contract, license or arrangement which Purchaser or any of its assets or properties is bound by or subject to, except for changes, amendments or waivers that are expressly provided for or disclosed in this Agreement;

            (e) any change by Purchaser in its accounting principles, methods or practices or in the manner it keeps its accounting books and records, except any such change required by a change in GAAP; or

           (f) any other event or condition of any character, except for such events and conditions that have not resulted, and could not reasonably be expected to result, either individually or collectively, in a Material Adverse Effect.

     4.11 Intellectual Property.

           (a) Ownership or Right to Use. Purchaser has sole title to and owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents or patent applications, software, know-how, registered or unregistered trademarks and service marks and any applications therefor, registered or unregistered copyrights, trade names, and any applications therefor, trade secrets or other confidential or proprietary information necessary to enable Purchaser and its Subsidiaries to carry on their respective businesses as currently conducted, except where any deficiency, or group of deficiencies, would not have a Material Adverse Effect.

       20                                           CONFIDENTIAL

           (b) No Infringement. Purchaser's general counsel has not received any written communications alleging that Purchaser
(or any of its employees or consultants) has violated or infringed, any Intellectual Property of any other Person.

      4.12 Advisory Fees. There is no investment banker, broker, finder or other intermediary or advisor that has been retained by or is authorized to act on behalf of Purchaser, who might be entitled to any fee, commission or reimbursement of expenses from Purchaser or its Affiliates or Associates, upon consummation of the transactions contemplated by this Agreement.

      4.13 Purchaser Rights Agreement. Purchaser has taken all necessary action to ensure that neither its entering into this Agreement, nor the consummation of the transactions contemplated hereby, will cause the "Rights" to become exercisable, cause Seller to become an "Acquiring Person" or cause there to occur a "Triggering Event" or a "Distribution Date" (as such terms are defined in Purchaser's Stockholder Rights Agreement dated as of March 16, 1999). The Board of Directors of Purchaser has taken all actions required to be taken by it so that the restrictions contained in Section 203 of the Delaware General Corporation Law or other similar statute or regulation of any other jurisdiction applicable to the transactions contemplated hereby, will not apply to the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

                            ARTICLE V

                       COVENANTS OF SELLER

      5.01 Access to Information. Seller agrees to provide to Purchaser and its authorized agents (including its attorneys and accountants and auditors) reasonable access to the offices, properties, books and records of Seller relating to the Business and the Purchased Assets, upon reasonable prior notice, in order to conduct a review of the Purchased Assets and the Business. Seller shall, and shall cause its employees, agents and representatives to, reasonably cooperate with such examination and shall make full and complete disclosure to Purchaser and their representatives of all facts relating to the Purchased Assets and the Business, including the business, operations, prospects, condition (financial or otherwise) of the Business. Each of the parties hereto will hold, and will cause its consultants and advisers to hold, in confidence all documents and information furnished to it by or on behalf of another party to this Agreement in connection with the transactions contemplated by this Agreement pursuant to the terms of that certain Corporate Nondisclosure Agreement Number 4433777 entered into between Seller and Purchaser dated September 30, 1999 (the "CNDA").

       5.02 Transition; Customer Introductions. As soon as possible after the execution of this Agreement, Seller shall, subject to receipt of any required consent of the applicable customer, accompany representatives of Purchaser on joint visits to the five most important flash memory card customers of the Business for the purpose of explaining the proposed transfer of ownership of the Business.

     5.03 Post-Closing Transition Services. Seller shall provide certain services to Purchaser after the Closing Date as set forth in the Transition Services Agreement.

       21                                           CONFIDENTIAL

       5.04 Non-Competition. As a material inducement and consideration for Purchaser to enter into the transactions contemplated in the Purchase Agreement and the other Acquisition Documents and the agreements made therein, Seller agrees that for a period of three (3) years following the Closing Date (the "Non-Competition Period"), neither Seller nor its Subsidiaries shall manufacture, distribute or sell PCMCIA or Miniature flash memory cards. Notwithstanding the foregoing, Seller may make acquisitions of Persons that may compete with the Business so long as the revenues from competing activities are less than twenty percent (20%) of the reported revenues of such Person for its most recently completed fiscal year.

      5.05 Audited Financial Information. Within sixty (60) days after the Closing Date and at Seller's cost and expense up to $55,000, Seller shall prepare and deliver, or cause to be prepared and delivered, to Purchaser the audited financial information, including a manually signed accountants' report from nationally recognized independent certified public accountants, required to be filed by Purchaser with the SEC pursuant to Item 7 of Form 8-K (the "Audited Financial Information"). The Audited Financial Information will be prepared based on the books and records of Seller and will include items accounted for in accordance with GAAP consistent with the methods used for the purpose of preparing the accounting for such items in connection with the Seller's financial statements for prior periods and will present fairly the financial condition and results of operations of the Business as of the dates indicated or for the periods indicated.

     5.06      Future Licenses.  From and after the Closing Date,
Seller  shall not grant any license to any Purchased Intellectual
Property.

                           ARTICLE VI

                         SELLER LICENSE

      6.01 Grant of License. Seller hereby grants to Purchaser, subject to existing licenses of Seller and its Subsidiaries, a non-exclusive, worldwide, fully paid-up, perpetual (except upon a material breach of the provisions of this Article VI) license to any and all Intellectual Property owned by Seller solely and only to the extent necessary to make, have made, use, sell, offer to sell and import Products. Purchaser may not grant sublicenses hereunder. The license granted is assignable only in connection the sale, by merger, sale of assets or similar transaction, of the entire business of Purchaser and only with the written consent of Seller, which consent shall not be unreasonably withheld.

       6.02 No Other Rights. No other rights are granted hereunder, by implication, estoppel, statute or otherwise, except as expressly provided herein. Specifically, (a) except as expressly provided herein, nothing in the license granted hereunder or otherwise contained in this Agreement shall expressly or by implication, estoppel or otherwise give Purchaser any right to license Seller's Intellectual Property to others and
(b) no license or immunity is granted by Seller directly or by implication, estoppel or otherwise to any third parties acquiring items from Purchaser for the combination of Products with other items or for the use of such combination.

      6.03  No  Implied  Obligation.  Nothing contained  in  this
Article   VI   shall  be  construed  as:  (a)   a   warranty   or
representation by Seller as to the validity, enforceability or scope of any

       22                                           CONFIDENTIAL

class or type of patents; (b) a warranty or representation that any manufacture, sale, lease, use or other disposition of Products hereunder will be free from infringement of any patents or other intellectual property rights of others; (c) an agreement to bring or prosecute proceedings against third parties for infringement or misappropriation of any Intellectual Property rights or conferring any right to bring or prosecute proceedings against third parties for infringement or misappropriation of any Intellectual Property rights; (d) conferring any right to use in advertising, publicity, or otherwise, any trademark, trade name or names, or any contraction, abbreviation or simulation thereof, of Seller; (e) an obligation to furnish any technical information or know-how; or (f) requiring Seller to defend any proceeding brought by a third party challenging or concerning the validity of any licensed Intellectual Property.

       6.04 No Implied Warranties or Consequential Damages. NOTWITHSTANDING ANY PROVISION OF THIS AGREEMENT TO THE CONTRARY, PURCHASER HEREBY DISCLAIMS ANY IMPLIED WARRANTIES WITH RESPECT TO THE LICENSED INTELLECTUAL PROPERTY HEREUNDER, INCLUDING WITHOUT LIMITATION, THE WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR NON-INFRINGEMENT. IN NO EVENT SHALL SELLER BE LIABLE FOR ANY CONSEQUENTIAL, INDIRECT, INCIDENTAL, PUNITIVE, OR SPECIAL DAMAGES WHATSOEVER, INCLUDING WITHOUT LIMITATION, DAMAGES FOR LOSS OF BUSINESS PROFITS, BUSINESS INTERRUPTION, LOSS OF BUSINESS INFORMATION, AND THE LIKE, ARISING OUT OF THE LICENSE GRANTED HEREUNDER OR THE USE OF OR INABILITY TO USE THE LICENSED INTELLECTUAL PROPERTY, OR ANY CONFIDENTIAL INFORMATION, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

                           ARTICLE VII

                     COVENANTS OF PURCHASER

     Purchaser agrees that:

      7.01 Compliance with Terms of Governmental Approvals and Consents. From and after the Closing Date, Purchaser shall comply at its own expense with all conditions and requirements imposed on Purchaser prior to the Closing as set forth in (a) the Purchaser Approvals that are Governmental Approvals, to the extent necessary such that all such Governmental Approvals will remain in full force and effect assuming, if applicable, continued compliance of the terms thereof by Seller and (b) all Purchaser Approvals of Persons other than Governmental Authorities, to the extent necessary such that all such consents and approvals will remain effective and enforceable against the Persons giving such consents and approvals, assuming, if applicable, continued compliance with the terms thereof by Seller.

      7.02 Use of Marks. Notwithstanding any other provision herein, no interest in or right to use the name "Intel" or any derivation thereof or any other trademarks, service marks or tradenames of Seller (the "Retained Marks") is being transferred to Purchaser pursuant to the transactions contemplated by this Agreement. Purchaser agrees not to use any materials bearing Retained Marks or sell, transfer or ship any Inventory or Products bearing Retained Marks (a) unless requested to do so by Seller, (b) to the extent displayed on any of the Purchased Assets at

       23                                           CONFIDENTIAL

the Closing Date or (c) as required under Assumed Contracts with customers until such time as Purchaser shall have qualified the use of its logo, trademark or tradenames with each such customer.

      7.03 Audit Rights. Purchaser shall make available to an independent public accounting firm engaged by Seller, upon reasonable prior written notice from Seller on or before the first anniversary of the Closing, the books and records of Purchaser that relate to sales of Flash memory products for purposes of verifying the amount, if any, of the Contingent Consideration which is due and payable to Seller hereunder. If any such audit reveals an underpayment by Purchaser, Purchaser shall promptly pay the amount of such underpayment, and, if the amount thereof exceeds five percent (5%) of the total Contingent Consideration due to Seller, Purchaser shall reimburse Seller for the aggregate amount of all fees and expenses incurred by Seller in connection with such audit.

                          ARTICLE VIII

                    COVENANTS OF ALL PARTIES

     8.01 Further Assurances. Each party hereto agrees from time to time after the Closing at the request of the other party and without further consideration to execute and deliver such other documents, certificates, agreements and other writings and to take  such  other  commercially  reasonable  actions  as  may  be reasonably necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement and the other Acquisition Documents. Notwithstanding the foregoing, no party hereto shall have any obligation to expend any funds or to incur any other obligation in connection with the consummation of the transactions contemplated hereby (including, by way of illustration only, any payment in connection with obtaining the Required Contractual Consents or Purchaser Approvals) other than normal out-of-pocket expenses (such as fees of counsel, accountants and auditors) reasonably necessary to consummate such transactions.

      8.02  Public Announcements.  Neither Purchaser  nor  Seller
shall issue any press release or otherwise make any public statements with respect to the transactions contemplated by this Agreement and the other Acquisition Documents, without the prior consent of Purchaser (in the case of Seller) or Seller (in the case of Purchaser), except as may be required by Applicable Law, or by the rules and regulations of, or pursuant to any agreement with, the Nasdaq National Market. If any party determines, with the advice of counsel, that it is required by Applicable Law to make this Agreement, the other Acquisition Documents or any terms hereof or thereof public, it shall, a reasonable time before making any public disclosure, consult with the other parties regarding such disclosure and seek confidential treatment for such terms or portions of this Agreement or other Acquisition Documents as may be requested by the other parties. The parties agree there shall be no public announcement of this Agreement or the other Acquisition Documents or the transactions contemplated hereby or thereby except as may be required by Applicable Law or as mutually agreed by the parties. The parties agree to announce this Agreement or the other Acquisition Documents or the transactions contemplated hereby or thereby to Seller's employees, customers, vendors and strategic partners at such time and in such form as is mutually agreed upon by the parties.

       24                                           CONFIDENTIAL

     8.03 Tax Matters.

          (a) Cooperation. From and after the Closing Date, the parties hereto agree to furnish or cause to be furnished to one another, upon request, as promptly as practicable, such information and assistance relating to the Purchased Assets and the Business as is reasonably necessary for the filing of all Tax Returns, and making of any election related to Taxes, the preparation for any audit by any taxing authority, and the prosecution or defense of any claim or Proceeding relating to any Tax Return. The parties hereto shall cooperate with each other in the conduct of any audit or other Proceeding related to Taxes involving the Business and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 8.03(a).

           (b)   Allocation  of  Property  Taxes.   All  personal
property taxes and similar ad valorem obligations levied with respect to the Purchased Assets for a taxable period that includes (but does not end on) the Closing Date shall be apportioned between Seller and Purchaser as of the Closing Date based on the number of days of such taxable period included in the Pre-Closing Tax Period and the number of days of such taxable period included in the Post-Closing Tax Period. Seller shall be liable for the proportionate amount of such Taxes that is attributable to the Pre-Closing Tax Period, and Purchaser shall be liable for the proportionate amount of such Taxes that is attributable to the Post-Closing Tax Period. Within a reasonable period after the Closing, Seller and Purchaser shall present a statement to the other setting forth the amount of reimbursement to which each is entitled under this Section 8.03(b), together with such supporting evidence as is reasonably necessary to calculate the proration amount. The proration amount shall be paid by the party owing it to the other within ten (l0) days after delivery of such statement. Thereafter, Seller shall notify Purchaser upon receipt of any bill for personal property taxes relating to the Purchased Assets, part or all of which are attributable to the Post-Closing Tax Period, and shall promptly deliver such bill to Purchaser who shall pay the same to the appropriate taxing authority, provided that if such bill covers any part of the Pre-Closing Tax Period, Seller shall also remit prior to the due date of assessment to Purchaser payment for the proportionate amount of such bill that is attributable to the Pre-Closing Tax Period. In the event that either Seller or Purchaser shall thereafter make a payment for which it is entitled to reimbursement under this Section 8.03(b), the other party shall make such reimbursement promptly, but in no event later than thirty (30) days after the presentation of a statement setting forth the amount of reimbursement to which the presenting party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement. Any payment required under this Section 8.03(b) and not made when due shall bear interest at the rate of ten percent (10%) per annum.

           (c) Other Taxes. To the extent that there are any Taxes attributable to the Purchased Assets or the Business other than those treated specifically in Section 8.03(b), (d) and (e), this Section 8.03(c) shall apply. Seller shall prepare and file (or cause to be prepared and filed) on a timely basis (to the extent not filed on or before the date of this Agreement) all Tax Returns for all taxable periods ending on or before the Closing Date, shall (subject to Section 8.03(e)), pay all Taxes shown to be due on such Tax Returns, and shall indemnify and hold Purchaser harmless against, from and in respect of (i) all Taxes of Seller attributable to the Purchased Assets or the operation of the Business (the "Seller Taxes") for all taxable periods (or any portion thereof) which end on or before the Closing Date, and
(ii) with respect to any taxable

       25                                           CONFIDENTIAL

period commencing before the Closing Date and ending on the Closing Date, all Seller Taxes attributable to the Pre-Closing Period. For purposes of this Agreement, the portion of any Tax that is attributable to the Pre-Closing Period shall be (i) in the case of a Tax that is not based on net income, gross income, premiums or gross receipts, the total amount of such Tax for the Period in question multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Period, and the denominator of which is the total number of days in such taxable period, and (ii) in the gross income, premiums or gross receipts, the Tax that would be due with respect to the Pre-Closing Period if such Pre-Closing Period were a separate taxable period, except that exemptions, allowances, deductions or credits that are calculated on an annual basis (such as the deduction for depreciation or capital allowances) shall be apportioned on a per diem basis. For purposes hereof, all Taxes which are the subject of this Section 8.03(c) arising from this transaction, except as set forth in Section 8.03(e), shall be deemed to be Taxes attributable to the Pre-Closing Period and shall be the responsibility of Seller (including any transfer, documentary, sales, use or other Taxes assessed upon or with respect to the transfer of the Purchased Assets to Purchaser, and any recording or filing fees with respect thereto). Purchaser shall prepare and file (or cause to be prepared and filed) on a timely basis all Tax Returns for all taxable periods beginning after the Closing Date, shall pay all taxes shown to be due on such Tax Returns, and shall indemnify and hold Seller harmless against, from and respect of all Taxes (i) for any taxable year or period commencing after the Closing Date, and (ii) for any taxable period beginning before and ending after the Closing Date, other than Taxes attributable to the Pre-Closing Period. The provisions of Section 8.03(b) regarding payment, verification, and interest shall apply to the Taxes that are subject to this
Section 8.03(c).

           (d)   Sales Tax Certificates.  Purchaser will  provide
Seller with an appropriate resale certificate for sales tax purposes.

           (e) Sales and Use Taxes. The sales and use Taxes arising out of the transfer of the Purchased Assets (the "Sales Tax") shall be determined at Closing based on the allocation described in Section 8.04 and shall be paid by Purchaser. To the extent permitted by Applicable Law, Purchaser and Seller shall cooperate fully in minimizing the Sales Tax. To the extent a taxing authority provides notice to Seller of an audit of the
Sales Tax, Seller shall immediately notify Purchaser and Purchaser shall assume responsibility for such audit and shall pay when due any additional Sales Tax ultimately assessed with respect to the transactions contemplated by this Agreement.
Purchaser shall have complete authority to control, settle or defend any proposed adjustment to the Sales Tax, and Seller shall cooperate fully with Purchaser, in its defense or settlement of any proposed adjustment to the Sales Tax.

     8.04 Allocation of Purchase Price. The Purchase Price shall be allocated in accordance with Schedule 8.04 (as such allocation of Purchase Price Schedule shall be determined prior to Closing and attached hereto). Each of the parties hereto agrees to report the transactions contemplated hereby for state and federal Tax purposes in accordance with such allocation of the Purchase Price. Purchaser shall prepare Schedule 8.04 subject to Seller's approval, which approval shall not be unreasonably withheld.

     8.05 Confidentiality. The parties understand and agree that this Agreement is subject to the terms and conditions of the CNDA. In the event that any party hereto receives a request to disclose all or any part of any confidential information under the terms of a subpoena, order, civil

       26                                           CONFIDENTIAL

investigative demand or similar process issued by a court of competent jurisdiction or by another Governmental Authority, such party agrees to: (a) immediately notify the party to whom such confidential information relates of the existence, terms and circumstances surrounding such request, (b) consult with such party to whom the information relates on the advisability of taking legally available steps to resist or narrow such request; and (c) if disclosure of such information is required, furnish only that portion of the confidential information that, in the opinion of counsel to the party who has received the request, such party is legally compelled to disclose and advise the party to whom such confidential information relates as far in advance of such disclosure as possible so that such party to whom the confidential information relates may seek an appropriate protective order or other reliable assurance that confidential treatment will be accorded such confidential information. In any event, the party who receives the request shall not oppose actions by the party to whom the confidential information relates to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded such confidential information.

     8.06 Waiver of Bulk Sales Laws. Purchaser and Seller hereby waive compliance with all applicable "bulk sales" laws in respect of the transactions contemplated by this Agreement.

                           ARTICLE IX

                      CONDITIONS TO CLOSING

       9.01   Conditions  to  Obligations  of   Purchaser.    The
obligations of Purchaser to consummate the Closing are subject to the satisfaction or waiver of each of the following conditions:

           (a) Performance by Seller. (i) Seller shall have performed and satisfied in all material respects each of its obligations hereunder required to be performed and satisfied by it on or prior to the Closing Date, (ii) each of the representations and warranties of Seller contained herein or in any of the other Acquisition Documents and in any Schedules or Exhibits hereto or thereto shall have been true and correct in all material respects and contained no misstatement or omission that would make any such representation or warranty misleading when made and shall be true and correct in all material respects and contain no misstatement or omission that would make any such representation or warranty materially misleading at and as of the Closing with the same force and effect as if made as of the Closing and (iii) Purchaser shall have received a certificate signed by a duly authorized executive officer of Seller to the foregoing effect and to the effect that the conditions specified within this Section 9.01(a) have been satisfied.

           (b) Required Contractual Consents. All Required Contractual Consents and Seller Approvals and Purchaser Approvals that are not Governmental Approvals set forth on Schedule 9.01(b) shall have been obtained without the imposition of any conditions that are or would become applicable to any of the Purchased Assets, the Business or Purchaser (or any Affiliate or Associate of Purchaser) after the Closing that would be materially burdensome on any such Purchased Assets, the Business or Purchaser. All Required Contractual Consents, Seller Approvals and Purchaser Approvals set forth on Schedule 9.01(b) shall be in effect as of the Closing Date.

       27                                           CONFIDENTIAL

           (c) No Violation. The transactions contemplated by this Agreement and the other Acquisition Documents and the consummation of the Closing shall not violate any Applicable Law. No temporary restraining order, preliminary or permanent injunction, cease and desist order or other order issued by any court or other Governmental Authority or any other legal restraint or prohibition preventing the transfers contemplated hereby or the consummation of the Closing, or imposing Damages in respect thereto, shall be in effect as of the Closing Date, and there shall be no pending or threatened actions or proceedings by any Governmental Authority (or determinations by any Governmental Authority) or by any other Person having jurisdiction with respect to such matter challenging or in any manner seeking to restrict or prohibit the transfer and exchange contemplated hereby or the consummation of the Closing, or to impose conditions that would be materially burdensome on the Purchased Assets, the Business or Purchaser (or any Affiliate or Associate of Purchaser) or their respective businesses substantially as such businesses have been conducted prior to the Closing Date or as said businesses, as of the date hereof, would be reasonably expected to be conducted after the Closing Date.

           (d)   Allocation  of  Purchase Price.   Purchaser  and
Seller shall have agreed on the allocation of the Purchase Price pursuant to Section 8.04.

           (e)   Transition  Services Agreement.   Purchaser  and
Seller shall have agreed upon, executed and delivered the Transition Services Agreement, pursuant to which for a limited period of time Seller will provide certain services for
Purchaser's benefit in connection with the operation of the Business.

          (f) Acquisition Documents. Seller shall have executed and delivered to Purchaser all Acquisition Documents to which Seller is a party.

          (g) Opinion of Counsel. Purchaser shall have received an opinion of counsel to Seller, dated the Closing Date, in substantially the form attached hereto as Exhibit 9.01.

           (h) Subordination Agreement. Seller and Fleet Bank shall have executed and delivered a Subordination Agreement in a form acceptable to Purchaser and subject to Purchaser's approval.

           (i) XeTel Corporation Consent. XeTel Corporation shall have executed and delivered to Seller a Consent to Assignment and Assumption, in a form acceptable to Seller and Purchaser and subject to Seller's and Purchaser's approval, of that certain Manufacturing Agreement dated April 13, 1998 by and between XeTel Corporation and Intel Flash Products Division, a division of Seller.

      9.02  Conditions to Obligations of Seller.  The obligations
of   Seller  to  consummate  the  Closing  are  subject  to   the
satisfaction or waiver of each of the following conditions:

           (a) Performance by Purchaser. (i) Purchaser shall have performed and satisfied in all material respects each of its obligations hereunder required to be performed and satisfied by it on or prior to the Closing Date, (ii) each of the representations and warranties of Purchaser contained herein or in any of the other Acquisition Documents and in any Schedules or Exhibits hereto or thereto shall have been true and correct in all material respects and

       28                                           CONFIDENTIAL

contained no misstatement or omission that would make any such representation or warranty misleading when made and shall be true and correct in all material respects and contain no misstatement or omission that would make any such representation or warranty materially misleading at and as of the Closing with the same force and effect as if made as of the Closing and (iii) Seller shall have received a certificate signed by a duly authorized executive officer of Purchaser to the foregoing effect and to the effect that the conditions specified within this Section 9.02(a) have been satisfied.

           (b) Required Contractual Consents. All Required Contractual Consents set forth on Schedule 9.02(b) shall have been obtained without the imposition of any conditions that are or would become applicable to Seller (or any Affiliate or Associate of Seller) after the Closing that would be materially burdensome on Seller (or any Affiliate or Associate of Seller). All Required Contractual Consents shall be in effect as of the Closing Date.

           (c) No Violation. The transactions contemplated by this Agreement and the other Acquisition Documents and the consummation of the Closing shall not violate any Applicable Law. No temporary restraining order, preliminary or permanent injunction, cease and desist order or other order issued by any court or other Governmental Authority or any other legal restraint or prohibition preventing the transfer and exchange contemplated hereby or the consummation of the Closing, or imposing Damages in respect thereto, shall be in effect as of the Closing Date, and there shall be no pending or threatened actions or proceedings by any Governmental Authority (or determinations by any Governmental Authority) or by any other Person challenging or in any manner seeking to materially restrict, prohibit or condition the transfer and exchange contemplated hereby or the consummation of the Closing, or to impose conditions that would be materially burdensome on Seller (or any Affiliate or Associate of Seller) or their respective businesses substantially as such businesses have been conducted prior to the Closing Date or as said businesses, as of the date hereof, would reasonably be expected to be conducted after the Closing Date.

           (d)   Allocation  of  Purchase Price.   Purchaser  and
Seller shall have agreed on the allocation of the Purchase Price pursuant to Section 8.04.

           (e)   Transition  Services Agreement.   Purchaser  and
Seller shall have agreed upon, executed and delivered the Transition Services Agreement, pursuant to which for a limited period of time Seller will provide certain services for
Purchaser's benefit in connection with the operation of the Business.

           (f) Acquisition Documents. Purchaser shall have executed and delivered to Seller all Acquisition Documents to which Purchaser is a party, including the Note and the Security Agreement and any UCC-1 financing statements required to perfect the security interest being granted to Seller.

          (g) Opinion of Counsel. Seller shall have received an opinion of counsel from counsel to Purchaser, dated the Closing
Date, in substantially the form attached hereto as Exhibit 9.02.

       29                                           CONFIDENTIAL

           (h) XeTel Corporation Consent. XeTel Corporation shall have executed and delivered to Seller a Consent to Assignment and Assumption, in a form acceptable to Seller and Purchaser and subject to Seller's and Purchaser's approval, of that certain Manufacturing Agreement dated April 13, 1998 by and between XeTel Corporation and Intel Flash Products Division, a division of Seller.

                            ARTICLE X

                         INDEMNIFICATION

      Section 10.1. General Survival. The parties agree that, regardless of any investigation made by the parties, the representations, warranties, covenants and agreements (in the case of covenants and agreements, to the extent of performance or non-performance prior to the Closing Date) of the parties contained in this Agreement shall survive the execution and delivery of this Agreement for a period beginning on the date hereof and ending at 5:00 p.m., California time, on the first anniversary of the Closing Date; provided, however, that the representations and warranties contained in Section 3.17, Investment Representations, shall survive until the sixtieth
(60th) day following the expiration of the statute of limitations (if any) applicable to a claim based upon such representation or warranty.

     Section 10.2.  Indemnification.

          (a) Indemnification Provisions for Purchaser. Subject to the provisions of Section 10.1, from and after the Closing Date, Purchaser and their respective affiliates, officers, directors, stockholders, representatives and agents (collectively the "Purchaser Indemnitees") shall be indemnified and held harmless by Seller from and against and in respect of any and all Losses (as defined below) incurred by, resulting from, arising out of, relating to, imposed upon or incurred by Purchaser or any other Purchaser Indemnitee by reason of:

           (i) any inaccuracy in or breach of any of Seller's representations, warranties, covenants or agreements (to the extent of performance or non-performance prior to the Closing Date) contained in this Agreement;

           (ii)  any  misrepresentation contained in written  any
     statement  or certificate furnished to Purchaser  by  or  on
     behalf   of  Seller  in  connection  with  the  transactions
     contemplated by this Agreement; and

           (iii) Liabilities (other than Assumed Liabilities) arising from the conduct of the Business prior to the Closing.

          (b) Indemnification Provisions for Seller. Subject to the provisions of Section 10.1, from and after the Closing Date, Seller and its affiliates, officers, directors, stockholders, representatives and agents (collectively, the "Seller Indemnitees") shall be indemnified and held harmless by Purchaser from and against and in respect of any and all Losses (as defined below) incurred by, resulting from, arising out of, relating to, imposed upon or incurred by any Seller Indemnitee by reason of:

       30                                           CONFIDENTIAL

           (i) any inaccuracy in or breach of any of Purchaser's representations, warranties, covenants or agreements (to the extent of performance or non-performance prior to the Closing Date) contained in this Agreement;

           (ii)  any  misrepresentation contained in any  written
     statement or certificate furnished to Seller by or on behalf
     of   Purchaser   in   connection   with   the   transactions
     contemplated by this Agreement; and

           (iii) Liabilities arising from the conduct of the Business subsequent to the Closing.

           For purposes of this Agreement, the term "Indemnitee" shall mean either a Purchaser Indemnitee or a Seller Indemnitee, as the case may be, and the term "Indemnitor" shall mean either a Purchaser Indemnitor or a Seller Indemnitor, as the case may be.

          (c) For purposes of this Agreement, the term, "Losses" means any and all deficiencies, judgments, settlements, demands, claims, suits, actions or causes of action, assessments, liabilities, losses, damages (excluding indirect, incidental or consequential damages), interest, fines, penalties, costs and expenses (including reasonable legal, accounting and other costs and expenses) incurred in connection with investigating, defending, settling or satisfying any and all demands, claims, actions, causes of action, suits, proceedings, assessments, judgments or appeals, and in seeking indemnification therefor, and interest on any of the foregoing from the date a claim is made until paid at the reference rate of Bank of America NT&SA. Notwithstanding the above, Losses shall not include (i) expenses incurred in connection with investigations unless a claim is made or (ii) Losses specifically identified in the Schedules or Exhibits hereto.

          (d) No Indemnitee shall be entitled to indemnification for any Losses arising from the breach of any representations and warranties until the aggregate amount of all Losses under all claims of all Indemnities for all such breaches shall exceed Two Hundred Thousand Dollars ($200,000) (the "Floor"), at which time all Losses incurred shall be subject to indemnification hereunder. The Floor shall not apply to Losses covered by
Section 10.2(a)(iii) and Section 10.2(b)(iii).

           (e) The amount of any Losses otherwise recoverable under this Section 10.2 by shall be reduced by any amounts actually received by an Indemnitees under insurance policies (net of any costs incurred in connection with the collection thereof).

     Section 10.3.  Manner of Indemnification.

           (a) Each Indemnification claim shall be made only in accordance with this Article X.

           (b) In the event that an Indemnitee wishes to make a claim for Losses under Article X of this Agreement, Indemnitee shall deliver a written notice (a "Notice of Claim") to the applicable Indemnitor. The Notice of Claim shall (i) specify in reasonable detail the nature of the claim being made, and (ii) state the aggregate dollar amount of such claim.

       31                                           CONFIDENTIAL

           (c) If the Indemnitor wishes to object to the allowance of the claim made in a Notice of Claim, the Indemnitor shall deliver a written objection to the Indemnitee within twenty
(20) calendar days after receipt of such Notice of Claim by the Indemnitor expressing such objection and explaining in reasonable detail and in good faith the basis therefor. Following receipt by Indemnitee of the Indemnitor's written objection, if any, the parties shall promptly meet to agree on the rights of the respective parties with respect to each of such claims. If the parties should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and amounts agreed upon shall be promptly paid. Any unresolved dispute between the parties shall be resolved in accordance with Sections 11.11 and 11.12 and the other applicable provisions of this Agreement.

      Section 10.4. Third-Party Claims. If Purchaser becomes aware of a third-party claim that Purchaser believes, in good faith, may result in a claim by it against Seller, Purchaser shall notify Seller of such claim. Seller shall have the right to assume and conduct the defense of such claim. Seller shall conduct such defense in a commercially reasonable manner, and shall be authorized to settle any such claim without the consent of the Purchaser, provided, however, that: (a) Seller shall not be authorized to encumber any assets of Purchaser or agree to any restriction that would apply to Purchaser or the conduct of Purchaser's business; (b) Seller shall have paid or caused to be paid any amounts arising out of such settlement; and (c) that a condition to any such settlement shall be a complete release of the Purchaser with respect to such third party claim. Purchaser shall be entitled to participate in (but not control) the defense of any third party claim, with its own counsel and at its own expense. Purchaser shall cooperate fully with Seller in the defense of any third party claim. If Seller does not assume the defense of any third party claim in accordance with the provisions hereof, Purchaser may defend such third party claim and may settle such third party claim after giving written notice of the terms thereof to Seller.

      Section 10.5. Exclusive Remedy. Notwithstanding any other provision of this Agreement to the contrary, the provisions of this Article X shall be the sole and exclusive remedy of the Indemnitees from and after the Closing Date for any claims arising under this Agreement, including claims of breach of any representation, warranty or covenant in this Agreement; provided, however, that the foregoing clause of this sentence shall not be deemed a waiver by any party of any right to specific performance or injunctive relief, or any remedy arising by reason of any claim of fraud with the respect to this Agreement. In that regard, other than claims arising out of fraud, the total liability to Indemnitees shall be limited to Three Million Dollars ($3,000,000).

                           ARTICLE XI

                          MISCELLANEOUS

      11.01 Notices. All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses set forth below or to such other address as the party to whom notice is to be given may have furnished to the other parties hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (a) in the case of personal delivery, on the date of such delivery, (b) in the

       32                                           CONFIDENTIAL

case of telecopier, on the date sent if confirmation of receipt is received and such notice is also promptly mailed by registered or certified mail (return receipt requested), (c) in the case of a nationally-recognized overnight courier in circumstances under which such courier guarantees next Business Day delivery, on the next Business Day after the date when sent and (d) in the case of mailing, on the third Business Day following that on which the piece of mail containing such communication is posted:

if to Seller, to:

Intel Corporation
200 Mission College Boulevard
Santa Clara, California  95054
Attention:  Treasurer
Telephone:     (408) 765-8080
Telecopy: (408) 765-6038

with copies to:

Intel Corporation
200 Mission College Boulevard
Santa Clara, California  95054
Attention:  General Counsel
Telephone:     (408) 765-8080
Telecopy: (408) 765-1859

and

Gibson, Dunn & Crutcher LLP
1530 Page Mill Road
Palo Alto, California  94304
Attention:  Lawrence Calof, Esq.
Telephone:     (650) 849-5300
Telecopy: (650) 849-5333

if to Purchaser, to:

Centennial Technologies, Inc.
7 Lopez Road
Wilmington, Massachusetts  01887
Attention:  President
Telephone:     (978) 988-8848
Telecopy: (978) 988-7651

with a copy to:

Goodwin, Procter & Hoar  LLP
Exchange Place
Boston, Massachusetts  02109

       33                                           CONFIDENTIAL

Attention:  Raymond C. Zemlin, P.C.
Telephone:     (617) 570-1000
Telecopy: (617) 523-1231

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above. Any party hereto may give any notice, request, demand, claim or other communication hereunder using any other means (including ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the individual for whom it is intended.

     11.02     Amendments; Waivers.

           (a) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective.

            (b) No waiver by a party of any default, misrepresentation or breach of a warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of a warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent occurrence. No failure or delay by a party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided under Applicable Law.

      11.03 Expenses. All costs and expenses incurred in connection with this Agreement and the other Acquisition Documents and in closing and carrying out the transactions contemplated hereby and thereby shall be paid by the party incurring such cost or expense.

      11.04 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs, personal representatives and permitted assigns. No party hereto may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of each other party, which approval shall not be unreasonably withheld. No such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

      11.05 Governing Law. This Agreement shall be construed in accordance with and governed by the internal laws (without reference to choice or conflict of laws) of the State of Delaware.

      11.06 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts and the signatures delivered by telecopy, each of which shall be an original, with the same effect as if the signatures were upon the same instrument and delivered in person. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto.

       34                                           CONFIDENTIAL

      11.07 Entire Agreement. This Agreement (including the Schedules and Exhibits referred to herein, which are hereby incorporated by reference), the other Acquisition Documents and the CNDA constitute the entire agreement between and among the parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, understandings and negotiations, both written and oral, between and among the parties with respect to the subject matter of this Agreement. Neither this Agreement nor any provision hereof is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

      11.08 Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. All references to an Article, Section, Exhibit or Schedule are references to an Article, Section, Exhibit or Schedule of this Agreement, unless otherwise specified, and include all subparts thereof.

     11.09 Severability. If any provision of this Agreement, or the application thereof to any Person, place or circumstance, shall be held by a court of competent jurisdiction to be invalid, unenforceable or void, the remainder of this Agreement and such provisions as applied to other Persons, places and circumstances shall remain in full force and effect only if, after excluding the portion deemed to be unenforceable, the remaining terms shall provide for the consummation of the transactions contemplated hereby in substantially the same manner as originally set forth at the later of the date this Agreement was executed or last amended.

     11.10 Construction. The parties hereto intend that each representation, warranty, and covenant contained herein shall have independent significance. If any party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) that the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty or covenant.

     11.11     Dispute Resolution.

           (a) All disputes arising directly under the express terms of this Agreement or the grounds for termination thereof shall be resolved as follows: The senior management of all parties to the dispute shall meet to attempt to resolve such disputes. If the disputes cannot be resolved by such senior management, any party may make a written demand for formal dispute resolution and specify therein the scope of the dispute. Within thirty (30) days after such written notification, the parties agree to meet for one (1) day with an impartial mediator and consider dispute resolution alternatives other than litigation. If an alternative method of dispute resolution is not agreed upon within thirty (30) days after the one (1) day mediation, either party may begin litigation Proceedings.

          (b) Notwithstanding the provisions of Section 11.11(a) above, each party shall have the right, without the requirement of first seeking a remedy through arbitration, to seek preliminary injunctive or other equitable relief in any proper court in the event that such party determines that eventual redress through arbitration will not provide a sufficient remedy for any violation of this Agreement by any other party.

       35                                           CONFIDENTIAL

          (c) In the event a Proceeding is brought to enforce or interpret any provision of this Agreement, the prevailing party shall be entitled to recover reasonable attorney's fees and costs in an amount to be fixed by the court or arbitrator, as applicable.

     11.12     Submission to Jurisdiction; Waiver of Jury Trial.

           (a) The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any Proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such Proceeding shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 11.12 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof.

           (b) The parties agree that irreparable damage may occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity.

           (c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.12.

       36                                           CONFIDENTIAL

      11.13      Meaning of Include and Including.   Whenever  in
this Agreement the word "include" or "including" is used, it shall be deemed to mean "include, without limitation" or "including, without limitation," as the case may be, and the language following "include" or "including" shall not be deemed to set forth an exhaustive list.

     11.14 Cumulative Remedies. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided under Applicable Law.

      11.15 Third Party Beneficiaries. No provision of this Agreement shall create any third party beneficiary rights in any Person, including any employee or former employee of Seller or any Affiliate or Associate thereof (including any beneficiary or dependent thereof).

       11.16 Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the transactions contemplated herein, may cause irreparable injury to the other parties, for which Damages, even if available, may not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party's obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

      11.17 Survival. The representations and warranties and covenants of the parties shall survive the Closing for the period set forth in Section 10.1.

       37                                           CONFIDENTIAL

IN WITNESS WHEREOF, the parties hereto here caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

SELLER:                             PURCHASER:

INTEL CORPORATION                   CENTENNIAL TECHNOLOGIES, INC.
a Delaware corporation              a Delaware corporation

By:  /s/Noel S. Lazo                By:  /s/Richard J. Pulsifer

Name:  Noel S. Lazo                 Name:  Richard J. Pulsifer

Title:  Assistant Treasurer         Title:     Chief    Financial
                                    Officer,    Secretary     and
                                    Treasurer


[Signature  Page  to  Asset  Purchase  Agreement  Between   Intel
Corporation and Centennial Technologies, Inc.]

                            EXHIBIT 2


                        RIGHTS AGREEMENT

                  CENTENNIAL TECHNOLOGIES, INC.

                        INTEL CORPORATION

                        December 29, 1999

       1                                      INTEL CONFIDENTIAL

                        RIGHTS AGREEMENT

     This Rights Agreement (this "Agreement") is made and entered
into   as   of   December  29,  1999  by  and  among   Centennial
Technologies,  Inc., a Delaware corporation (the "Company"),  and
Intel Corporation, a Delaware corporation ("Intel").

                            RECITALS

      A. The Company and Intel have entered into an Asset Purchase Agreement of even date herewith (the "Asset Purchase Agreement"), pursuant to which Intel has sold certain assets to the Company and the Company has, among other things, issued shares of its Series B Preferred Stock to Intel.

      B. It is a condition to the closing of the transactions contemplated by the Asset Purchase Agreement that the Company enter into this Agreement providing to Intel certain information rights, registration rights and other rights, all as more fully set forth herein.

                            AGREEMENT

      In  consideration  of  the foregoing recitals,  the  mutual
promises   in  this  Agreement,  and  other  good  and   valuable
consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.   INFORMATION RIGHTS.

      The Company covenants and agrees that for so long as Intel and its Affiliates hold at least twenty-five percent (25%) of the Series B Preferred Stock of the Company acquired in connection with the transactions contemplated by the Asset Purchase Agreement (or Common Stock issuable upon conversion thereof), the Company shall:

            (a)   Annual  Reports.   Furnish  to  Intel  promptly
following the filing of such report with the SEC a copy of the Company's Annual Report on Form 10-K for each fiscal year, which shall include a consolidated balance sheet as of the end of such fiscal year, a consolidated statement of income and a consolidated statement of cash flows of the Company and its
Subsidiaries for such year, setting forth in each case in comparative form the figures from the Company's previous fiscal year, all prepared in accordance with generally accepted accounting principles and practices and audited by nationally recognized independent certified public accountants. In the event the Company shall no longer be required to file Annual Reports on Form 10-K, the Company shall, within ninety (90) days following the end of each respective fiscal year, deliver to the Intel a copy of such balance sheets, statements of income and statements of cash flows.

           (b) Quarterly Reports. Furnish to Intel promptly following the filing of such report with the SEC, a copy of each of the Company's Quarterly Reports on Form 10-Q, which shall include a consolidated balance sheet as of the end of the respective fiscal quarter, consolidated statements of income and consolidated statements of cash flows of the Company and its Subsidiaries for the respective fiscal quarter and for the year to-date, setting forth in each case in comparative form the figures from the comparable periods in the Company's immediately

       2                                      INTEL CONFIDENTIAL

preceding fiscal year, all prepared in accordance with generally accepted accounting principles and practices (except, in the case of any Form 10-Q, as may otherwise be permitted by Form 10-Q), but all of which may be unaudited. In the event the Company shall no longer be required to file Quarterly Reports on Form 10-Q, the Company shall, within forty-five (45) days following the end of each of the first three (3) fiscal quarters of each fiscal year, deliver to Intel a copy of such balance sheets, statements of income and statements of cash flows.

           (c) SEC Filings. The Company shall deliver to Intel copies of each other document filed with the SEC on a non-confidential basis promptly following the filing of such document with the SEC.

2.   REGISTRATION RIGHTS.

     2.1  Definitions.  For purposes of this Agreement:

           (a)   Affiliate.   The  term "Affiliate"  means,  with
respect to any person or entity, any person or entity directly or indirectly controlling, controlled by or under direct or indirect common control with such other person or entity.

           (b) Applicable Law. The term "Applicable Law" means, with respect to any Person, any federal, state, local or foreign statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other requirement of any Governmental Authority applicable to such Person or any of its Affiliates or ERISA Affiliates or any of their respective properties, assets, officers, directors, employees, consultants or agents.

          (c) Registration. The terms "register," "registered," and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement

           (d) Registrable Securities. The term "Registrable Securities" means: (x) the shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock issued to Intel in connection with the transactions contemplated by the Asset Purchase Agreement and (y) any shares of Common Stock of the Company or other securities of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, any of the securities described in the immediately preceding clause. Notwithstanding the foregoing, "Registrable Securities" shall exclude any Registrable Securities sold by a person in a transaction in which rights under this
Section 2 are not assigned in accordance with this Agreement or any Registrable Securities sold in a public offering, whether sold pursuant to Rule 144 promulgated under the Securities Act, or in a registered offering, or otherwise.

           (e) Registrable Securities Then Outstanding. The number of shares of "Registrable Securities Then Outstanding" shall mean the number of Purchased Shares, shares of Common Stock and other securities that are Registrable Securities and are then issued and outstanding.

       3                                      INTEL CONFIDENTIAL

           (f) Holder. For purposes of this Section 2, the term "Holder" means any person owning of record Registrable Securities that have not been sold to the public or pursuant to Rule 144 promulgated under the Securities Act or any permitted assignee of record of such Registrable Securities to whom rights under this
Section 2 have been duly assigned in accordance with this Agreement.

           (g)  Exchange Act.  The term "Exchange Act" means  the
Securities Exchange Act of 1934, as amended.

           (h) Form S-3. The term "Form S-3" means such form under the Securities Act as is in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC that permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

           (i) Person. The term "Person" means an individual, corporation, partnership, association, limited liability company, trust, estate or other similar business entity or organization, including a governmental authority.

           (j)   SEC.   The  term "SEC" means the  United  States
Securities and Exchange Commission or any successor agency administering the federal securities laws.

           (k) Securities Act. The term "Securities Act" means the Securities Act of 1933, as amended.

           (l) Subsidiary. The term "Subsidiary" means, with respect to any Person, (a) any corporation as to which more than fifty percent (50%) of the outstanding stock having ordinary voting rights or power (and excluding stock having voting rights only upon the occurrence of a contingency unless and until such contingency occurs and such rights may be exercised) is owned or controlled, directly or indirectly, by such Person and/or by one or more of such Person's direct or indirect Subsidiaries and (b) any partnership, joint venture or other similar relationship between such Person (or any Subsidiary thereof) and any other Person (whether pursuant to a written agreement or otherwise).

     2.2  Demand Registration.

           (a) Request by Holders. If the Company shall, following the date hereof, receive a written request from the Holders of twenty-five percent (25%) of the Registrable Securities, that the Company file a registration statement under the Securities Act on Form S-3 or, if the Company is not eligible to file a registration statement on Form S-3 such other form as such Holders (upon the advice of the underwriters, if any, engaged by such Holders) may request covering the registration of Registrable Securities, then the Company shall, within ten (10) business days of the receipt of such written request, give written notice of such request ("Request Notice") to all Holders, and use commercially reasonable efforts to effect, as soon as reasonably practicable, the registration under the Securities Act of all Registrable Securities that Holders request to be registered and included in such registration by written notice given such Holders to the Company within twenty (20) days after receipt of the Request Notice; provided that the Company shall not be obligated to effect any such registration if the Company has, within the six (6) month period preceding the date of such request, already effected a registration under the

       4                                      INTEL CONFIDENTIAL

Securities Act pursuant to Section 2.3, other than a registration from which the Registrable Securities of Holders have been excluded with respect to all or any portion of the Registrable Securities the Holders requested be included in such registration; provided, however, that the Company shall have no obligation to cause any registration statement contemplated by this Section 2.1 to become effective prior to the three hundred and sixty-fifth (365th) day after the date hereof. If requested by such Holders, upon the advice of the underwriters, if any, engaged by such Holders, the Company shall register such Registrable Securities on Form S-1 or any successor registration form.

           (b) Underwriting. If the Holders initiating the registration request under this Section 2.2 ("Initiating Holders") intend to distribute the Registrable Securities covered by their request by means of an underwriting, then they shall so advise the Company as a part of their request, and the Company shall include such information in the written notice referred to in Section 2.2(a). In such event, the right of any Holder to include his or her Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the initiating Holders and such Holder determined based on the number of Registrable Securities held by such Holders being registered). All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting by the Holders of a majority of the Registrable Securities being registered and reasonably acceptable to the Company (including a market stand-off agreement of up to ninety
(90) days if required by such underwriters). Notwithstanding any other provision of this Section 2.2, if the underwriter(s) advise(s) the Company in writing that marketing factors require a limitation of the number of securities to be underwritten then the Company shall so advise all Holders of Registrable Securities that would otherwise be registered and underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be reduced as required by the underwriter(s) and allocated among the Holders of Registrable
Securities on a pro rata basis according to the number of Registrable Securities then outstanding held by each Holder requesting registration (including the initiating Holders); provided, however, that the number of shares of Registrable Securities to be included in such underwriting and registration shall not be reduced unless all other securities of the Company and any selling securityholder other than the Holders are first entirely excluded from the underwriting and registration. Subject to the proviso in the immediately preceding sentence, the Company and other stockholders of the Company can include shares in any such underwritten offering. Any Registrable Securities excluded and withdrawn from such underwriting shall be withdrawn from the registration.

           (c)   Maximum  Number  of Demand  Registrations.   The
Company   shall  be  obligated  to  effect  only  two  (2)   such
registration pursuant to this Section 2.2.

           (d) Expenses. All expenses incurred in connection with any registration pursuant to this Section 2.2, including all federal and "blue sky" registration, filing and qualification fees, printer's and accounting fees, and fees and disbursements of counsel for the Company (but excluding underwriters' discounts and commissions relating to shares sold by the Holders), shall be borne by the Company. Each Holder participating in a registration pursuant to this Section 2.2 shall bear such Holder's proportionate share (based on the total number of shares

       5                                      INTEL CONFIDENTIAL

sold  in  such  registration other than for the  account  of  the
Company) of all discounts, commissions or other amounts payable to underwriters or brokers in connection with such offering by the Holders. Notwithstanding the foregoing, the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to this Section 2.2 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (and such expenses shall be paid on demand by the Holders requesting such withdrawal), unless the Holders of such majority agree that such registration constitutes the use by the Holders of one (1) demand registration pursuant to this Section 2.2 (in which case such registration shall also constitute the use by all Holders of Registrable Securities of one (l) such demand registration); provided further, however, that if at the time of such withdrawal, the Holders have learned of a material adverse change relating to the business, financial condition or prospects of the Company not known to the Holders at the time of their request for such registration and have withdrawn their request for registration after learning of such material adverse change, then the Holders shall not be required to pay any of such expenses and such registration shall not constitute the use of a demand registration pursuant to this Section 2.2.

      2.3 Piggyback Registrations. The Company shall notify all Holders of Registrable Securities in writing at least thirty (30) days prior to filing any registration statement under the Securities Act for purposes of effecting a public offering of securities of the Company (including registration statements relating to secondary offerings of securities of the Company, but excluding registration statements relating to any employee benefit plan, any dividend reinvestment plan or any merger or other corporate reorganization) and will afford each such Holder an opportunity to include in such registration statement all or any part of the Registrable Securities then held by such Holder. Each Holder desiring to include in any such registration statement all or any part of the Registrable Securities held by such Holder shall within twenty (20) days after receipt of the above-described notice from the Company, so notify the Company in writing, and in such notice shall inform the Company of the number of Registrable Securities such Holder wishes to include in such registration statement. If a Holder decides not to include all of its Registrable Securities in any registration statement thereafter filed by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.

           (a) Underwriting. If a registration statement under which the Company gives notice under this Section 2.3 is for an underwritten offering, then the Company shall so advise the Holders of Registrable Securities. In such event, the right of any such Holder's Registrable Securities to be included in such a registration pursuant shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting (including a market stand-off agreement of up to ninety (90) days if required by such underwriters); provided, however, that it shall not be considered customary to require any of the Holders to provide representations and warranties regarding the Company or indemnification of the underwriters for material misstatements or omissions regarding the Company in the registration statement or prospectus for such offering. Notwithstanding any other provision of this Agreement, if the

       6                                      INTEL CONFIDENTIAL

managing underwriter determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten, then the managing underwriter(s) may exclude shares from the registration and the underwriting; provided; however, that the securities to be included in the registration and the underwriting shall be allocated, (1) first to the Company (provided, however, that a minimum of twenty percent (20%) of the number of Registrable Securities held by each Holder (where any Registrable Securities that are not shares of Common Stock but are exercisable or exchangeable for, or convertible into, shares of Common Stock, shall be deemed to have been so exercised, exchanged or converted for such purpose) must also in any event be included if requested by any such Holder), (2) second, to the extent the managing underwriter determines additional securities can be included after compliance with clause (1), to each of the Holders (to the extent not included pursuant to clause (1)) requesting inclusion of their Registrable Securities in such registration statement on a pro rata basis based on the total number of Registrable Securities and other securities entitled to registration then held by each such Holder, and (3) third, to the extent the managing underwriter determines additional securities can be included after compliance with clauses (1) and (2), any other shares of Common Stock or other securities of the Company. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration. For any Holder that is a partnership, the Holder and the partners and retired partners of such Holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons, and for any Holder that is a corporation, the Holder and all corporations that are affiliates of such Holder, shall be deemed to be a single "Holder," and any pro rata reduction with respect to such "Holder" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such "Holder," as defined in this sentence.

           (b) Expenses. All expenses incurred in connection with a registration pursuant to this Section 2.3 (excluding underwriters' and brokers' discounts and commissions relating to shares sold by the Holders), including all federal and "blue sky" registration, filing and qualification fees, printers' and accounting fees, and fees and disbursements of counsel for the Company, shall be borne by the Company.

          (c) Not Demand Registration. Registration pursuant to this Section 2.3 shall not be deemed to be a demand registration as described in Section 2.2 above. Except as otherwise provided herein, there shall be no limit on the number of times the Holders may request registration of Registrable Securities under this Section 2.3.

      2.4 Form S-3 Registration. If requested by Intel, the Company shall use all reasonable commercial efforts to cause to be filed and become effective with the SEC a Registration
Statement on Form S-3 relating to all of the Registrable Securities (in the event such registration statement is not effective on such date, the Company shall continue to use all reasonable commercial efforts to cause it to become effective until it becomes effective), such Registration Statement to be effected only for sales or other transfers by Intel in connection with offerings, sales and transfers not constituting an underwritten public offering; provided, however, that the Company shall not be obligated to cause such registration statement to become effective before the one hundred eighty-first (181st) day following the date hereof. The Company shall use commercially reasonable efforts to cause any such Registration Statement to become effective as promptly as possible after such filing (but shall not be required to cause such

       7                                      INTEL CONFIDENTIAL

Registration Statement to become effective prior to the one hundred eighty-first (181st) day following the date hereof) and shall also use its best efforts to obtain any related qualifications, registrations or other compliances that may be necessary under any applicable "blue sky" laws. In connection with such registration, the Company will:

           (a)   Notice.   Promptly give written  notice  to  the
Holders   of   the   proposed  registration   and   any   related
qualification or compliance; and

           (b) Registration. Effect such registration and all such qualifications and compliances and as would permit or facilitate the sale and distribution of all or such portion of such Holders or Holders' Registrable Securities on and after the one hundred and eighty first (181st) day following the date hereof; provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance pursuant to this Section 2.4 in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

           (c) Expenses. The Company shall pay all expenses incurred in connection with the first two (2) registrations requested pursuant to this Section 2.4, excluding brokers' discounts and commissions relating to shares sold by the Holders, including federal and "blue sky" registration, filing and qualification fees, printers' and accounting fees, and fees and disbursements of counsel. Intel shall pay all expenses for subsequent registrations it requests pursuant to this Section 2.4.

           (d) Not Demand Registration. Form S-3 registrations pursuant to this Section 2.4 shall not be deemed to be demand registrations as described in Section 2.2 above.

          (e) Maintenance. The Company shall use all reasonable commercial efforts to maintain the effectiveness of any Form S-3 registration statement filed under this Section 2.4 until the earlier of: (a) the date on which all of the Registrable Securities have been sold; and (b) one hundred eighty (180) days after the effective date of such registration statement.

           (f) Maximum Number of Form S-3 Registrations. The Company shall be obligated to effect only one such registration pursuant to this Section 2.4 in any six (6) month period, without limitation of the total number of registrations on Form S-3.

      2.5 Obligations of the Company. Whenever required to effect the registration of any Registrable Securities under this Agreement the Company shall, as expeditiously as reasonably possible:

          (a) Registration Statement. Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use commercially reasonable efforts to cause such registration statement to become effective; provided, however, that, except as otherwise required by this Section 2, the Company shall not be required to keep any such registration statement effective for more than ninety (90) days.

          (b) Amendments and Supplements. Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in

       8                                      INTEL CONFIDENTIAL

connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

           (c) Prospectuses. Furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of the Registrable Securities owned by them that are included in such registration.

           (d) Blue Sky. Use commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

           (e) Underwriting. In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement in usual and customary form (including customary indemnification of the underwriters by the Company), with the managing underwriter(s) of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement; provided, however, that it shall not be considered customary to require any of the Holders to provide representations and warranties regarding the Company or indemnification of the underwriters for material misstatements or omissions regarding the Company in the registration statement or prospectus for such offering.

           (f) Notification. Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing. In such event, the Company shall prepare a supplement or post-effective amendment to such registration statement or related prospectus or file any other required document so that, as thereafter delivered to the purchasers of Registrable Securities sold thereunder, the prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or, if appropriate, issue a Suspension Notice as provided in Section 2.10 hereinafter.

           (g) Opinion and Comfort Letter. Furnish, at the request of any Holder requesting registration of Registrable
Securities, on the date that such Registrable Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters, (i) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders requesting registration, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities and
(ii) in the event that such securities are being sold through underwriters, a "comfort" letter dated as of such date, from the independent certified

       9                                      INTEL CONFIDENTIAL

public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders requesting registration, addressed to the underwriters requesting registration of Registrable Securities.

     2.6 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to Sections 2.2, 2.3 or 2.4 that the selling Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by them, and the intended method of disposition of such securities as shall be required to timely effect the registration of their Registrable Securities.

       2.7    Indemnification.   In  the  event  any  Registrable
Securities  are  included  in  a  registration  statement   under
Sections 2.2, 2.3 or 2.4:

           (a) By the Company. To the extent permitted by law, the Company will indemnify and hold harmless each Holder, the partners, officers, shareholders, employees, representatives and directors of each Holder, any underwriter (as determined in the Securities Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"):

                (x) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto;

                (y) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or

                (z) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any federal or state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any federal or state securities law in connection with the offering covered by such registration statement;

and the Company will reimburse each such Holder, partner, officer, shareholder, employee, representative, director, underwriter or controlling person for any legal or other expenses reasonably incurred by them, as incurred, in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this subsection shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company, nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation that occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder, partner, officer, shareholder, employee, representative, director, underwriter or controlling person of such Holder.

       10                                     INTEL CONFIDENTIAL

           (b) By Selling Holders. To the extent permitted by law, each selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other Holder selling securities under such registration statement or any of such other Holder's partners, officers, shareholders, employees, representatives and directors and any person who controls such Holder within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such officer or director, controlling person, underwriter or other such Holder, partner, officer, shareholder, employee, representative, director or controlling person of such other Holder may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such officer or director, controlling person, underwriter or other Holder, partner, officer, shareholder, employee, representative, director or controlling person of such other Holder in connection with investigating or defending any such loss, claim, damage, liability or action: provided, however, that the indemnity agreement contained in this subsection shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder; and provided further, that the total amounts payable in indemnity by a Holder under this subsection or otherwise in respect of any and all Violations shall not exceed in the aggregate the net proceeds received by such Holder in the registered offering out of which such Violations arise.

           (c) Notice. Promptly after receipt by an indemnified party under of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this section, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses of one such additional counsel in the aggregate to be paid by the indemnifying party, to the extent that representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential conflict of interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of liability except to the extent the indemnifying party is prejudiced as a result thereof.

           (d)   Defect  Eliminated  in  Final  Prospectus.   The
foregoing indemnity agreements of the Company and Holders are subject to the condition that, insofar as they relate to any Violation made in a preliminary prospectus but eliminated or remedied in the amended prospectus on file with the SEC at the time the registration statement in question becomes effective or the amended prospectus filed with the SEC pursuant to SEC Rule 424(b) (the "Final Prospectus"), such indemnity agreement shall not inure to the benefit of any person if a copy of

       11                                     INTEL CONFIDENTIAL

the Final Prospectus was timely furnished to the indemnified party and was not furnished to the person asserting the loss, liability, claim or damage at or prior to the time such action is required by the Securities Act.

           (e) Contribution. In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any Holder exercising rights under this Agreement, or any controlling person of any such Holder, makes a claim for indemnification pursuant to this section, but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this section provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any such selling Holder or any such controlling person in circumstances for which indemnification is provided under this section; then, and in each such case, the Company and such Holder will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that such Holder is responsible for the portion represented by the percentage that the public offering price of its Registrable Securities offered by and sold under the registration statement bears to the public offering price of all securities offered by and sold under such registration statement, and the Company and other selling Holders are responsible for the remaining portion; provided, however, that, in any such case:
(A) no such Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement; and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

           (f) Survival. The obligations of the Company and Holders under this Section 2.7 shall survive until the fifth anniversary of the completion of any offering of Registrable Securities in a registration statement, regardless of the expiration of any statutes of limitation or extensions of such statutes.

      2.8 Termination of the Company's Obligations. The Company shall have no obligations pursuant to this Section 2 with respect to any Registrable Securities proposed to be sold by a Holder in a registration pursuant to Section 2.2, 2.3 or 2.4 more than five
(5) years after the date hereof.

      2.9 No Superior Registration Rights to Third Parties. Without the prior written consent of Intel, the Company covenants and agrees that it shall not grant, or cause or permit to be created, for the benefit of any person or entity any registration rights of any kind (whether similar to the demand, "piggyback" or Form S-3 registration rights described in this Section 2, or otherwise) relating to shares of the Company's Common Stock or any other securities of the Company that are superior to the rights granted under this Section 2.

      2.10 Suspension Provisions. Notwithstanding the foregoing subsections of this Section 2, the Company shall not be required to take any action with respect to the registration or the declaration of effectiveness of the registration statement following written notice to the Holders from the Company (a "Suspension Notice") of the existence of any state of facts or the

       12                                     INTEL CONFIDENTIAL

happening of any event (including pending negotiations relating to, or the consummation of, a transaction, or the occurrence of any event that the Company believes, in good faith, requires additional disclosure of material, non-public information by the Company in the registration statement that the Company believes it has a bona fide business purpose for preserving confidentiality or that renders the Company unable to comply with the published rules and regulations of the SEC promulgated under the Securities Act or the Exchange Act, as in effect at any relevant time (the "Rules and Regulations")) that would result in
(1) the registration statement, any amendment or post-effective amendment thereto, or any document incorporated therein by reference containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or
(2) the prospectus issued under the registration statement, any prospectus supplement, or any document incorporated therein by reference including an untrue statement of material fact or omitting to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, provided that the Company (1) shall not issue a Suspension Notice more than twice in any twelve
(12) month period, (2) shall use its best efforts to remedy, as promptly as practicable, but in any event within ninety (90) days of the date on which the Suspension Notice was delivered, the circumstances that gave rise to the Suspension Notice and deliver to the Holders notification that the Suspension Notice is no longer in effect and (3) shall not issue a Suspension Notice for any period during which the Company's executive officers are not similarly restrained from disposing of shares of the Company's Common Stock. Upon receipt of a Suspension Notice from the Company, all time limits applicable to the Holders under this
Section 2 shall automatically be extended by an amount of time equal to the amount of time the Suspension Notice is in effect, the Holders will forthwith discontinue disposition of all such shares pursuant to the registration statement until receipt from the Company of copies of prospectus supplements or amendments prepared by or on behalf of the Company (which the Company shall prepare promptly), together with a notification that the Suspension Notice is no longer in effect, and if so directed by the Company, the Holders will deliver to the Company all copies in their possession of the prospectus covering such shares current at the time of receipt of any Suspension Notice.

3.   OBLIGATIONS REGARDING CONFIDENTIAL INFORMATION.

     3.1 Confidential Information. Confidential Information (as defined below) shall not be disclosed by any party hereto to any third party except in accordance with the provisions set forth below. For purposes of this Agreement, the term "Confidential Information" refers to the following items: (i) the existence of this Agreement and the Asset Purchase Agreement, and (ii) the terms and provisions of this Agreement and the Asset Purchase Agreement; provided, however, that Confidential Information shall not include any information that was (i) publicly known and generally available in the public domain prior to its disclosure by the Company, (ii) becomes publicly known and generally available in the public domain through no action or inaction on the part of the Company or (iii) becomes publicly known by written consent or other action of Intel.

      3.2 Public Announcements. Neither the Company nor Intel shall issue any press release or otherwise make any public statements with respect to the transactions contemplated by this Agreement and the Asset Purchase Agreement, without the prior consent of the other party, except as may be required by Applicable Law, or by the rules and regulations of, or pursuant to

       13                                     INTEL CONFIDENTIAL

any agreement with, the Nasdaq National Market. The Company and Intel agree there shall be no public announcement of this Agreement or the Asset Purchase Agreement or the transactions contemplated hereby or thereby except as may be required by Applicable Law or as mutually agreed by the parties. The parties agree to announce the transactions contemplated by this Agreement and the Asset Purchase Agreement to Intel's employees, customers, vendors and strategic partners at such time and in such form as is mutually agreed upon by the parties.

      3.3 Legally Compelled Disclosure. The Company agrees that it will provide Intel with drafts of any documents, press releases or other filings in which the Company desires to disclose this Agreement and the Asset Purchase Agreement, the transactions contemplated hereby or thereby, or any other Confidential Information is disclosed at least three (3) business days prior to the filing or disclosure thereof, and that it will make any changes to such materials as requested by Intel unless advised by counsel that the Rules and Regulations require otherwise.

      3.4 Other Information. The provisions of this Section 3 shall be in addition to, and not in substitution for, the provisions of any separate nondisclosure agreement executed by any of the parties hereto with respect to the transactions contemplated hereby. Additional disclosures and exchange of confidential information between the Company and Intel shall be governed by the terms of the CNDA. In addition, the terms of the Supply Agreement of even date herewith between the Company and Intel shall be governed by the confidentiality provisions therein.

4.   ASSIGNMENT AND AMENDMENT.

      4.1 Assignment of Rights. The rights of Intel under Sections 2.2 and 2.3 are transferable to a Person who acquires at least twenty percent (20%) of the Preferred Stock owned by Intel on the date of this Agreement; provided, however, that such transferred rights are not subject to further assignment. No assignment permitted by this Section 4 shall be effective until the Company is given written notice by the assigning party, stating the name and address of the assignee and identifying the securities of the Company as to which the rights in question are being assigned. In all cases, any such assignee shall receive such assigned rights subject to all the terms and conditions of this Agreement.

      4.2 Amendment of Rights. Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Intel (or, in the case of an amendment or waiver of any provision of Section 2 hereof, only with the written consent of the Company and the Holders of a majority of the Registrable Securities then outstanding and entitled to the registration rights set forth in
Section 2 hereof). Any amendment or waiver effected in accordance with this Section 4.2 shall be binding upon Intel, each Holder, each permitted successor or assignee of Intel or such Holder and the Company.

5.   RIGHT OF FIRST OFFER

      If at any time Intel shall desire to sell, transfer or otherwise dispose of ten percent (10%) or more of its shares of Preferred Stock in a single transaction or series of related transactions (the "Offered Shares"), Intel shall deliver written notice of its desire to do so (the "Sale Notice") to the Company. The Company then shall have ten (10) days to submit to Intel an offer to

       14                                     INTEL CONFIDENTIAL

purchase  the Offered Shares for cash payable not later than  ten
(10) days after acceptance (the "Company Offer"). Intel shall have the right and option, within ten (10) days after the Company Offer, to accept irrevocably such offer. If, after the end of the ten (10) day period following the Company Offer, Intel shall not have accepted the Company Offer, Intel shall have one hundred twenty (120) days in which to sell the Offered Shares to any bona fide third party, at a price not less than ninety five percent (95%) of that contained in the Company Offer.

6.   GENERAL PROVISIONS.

      6.1. Notices. Except as may be otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Agreement shall be in writing and shall be conclusively deemed to have been duly given: (a) when hand delivered to the other party; (b) when received when sent by facsimile at the address set forth below; (c) three business days after deposit in the U.S. mail with first class or certified mail receipt requested postage prepaid and addressed to the other party as set forth below; or (d) the next business day after deposit with a national overnight delivery service, postage prepaid, addressed to the parties as set forth below with next-business-day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery service provider.

To the Company:

Centennial Technologies, Inc.
7 Lopez Road
Wilmington, Massachusetts  01887
Attn:     President
Fax:  (978) 988-7651

With copies to:

Goodwin, Procter & Hoar LLP
Exchange Place
Boston, Massachusetts  02109
Attention:  Raymond C. Zemlin, P.C.
Fax:  (617) 523-1231

To Intel: as provided on the signature page hereto

      Each person making a communication hereunder by facsimile shall promptly confirm by telephone to the person to whom such communication was addressed each communication made by it by facsimile pursuant hereto but the absence of such confirmation shall not affect the validity of any such communication. A party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section 5.1 by giving the other party written notice of the new address in the manner set forth above.

      6.2 Entire Agreement. This Agreement and the Asset Purchase Agreement, together with all the schedules and exhibits hereto, constitutes and contains the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all

       15                                     INTEL CONFIDENTIAL

prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties respecting the subject matter hereof.

     6.3 Governing Law. This Agreement shall be governed in all respects by the laws of the State of Delaware without regard to provisions regarding conflict of laws.

      6.4 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, then such provision(s) shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

      6.5 Third Parties. Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their permitted successors and assigns, any rights or remedies under or by reason of this Agreement.

      6.6  Successors and Assigns.  Subject to the provisions  of
Section 4.1, the provisions of this Agreement shall inure to the benefit of, and shall be binding upon, the successors and permitted assigns of the parties hereto.

      6.7 Captions. The captions to sections of this Agreement have been inserted for identification and reference purposes only and shall not be used to construe or interpret this Agreement.

      6.8   Counterparts.   This Agreement  may  be  executed  in
counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

      6.9 Adjustments for Stock Splits, Etc. Wherever in this Agreement there is a reference to a specific number of shares of stock, then, upon the occurrence of any subdivision, combination or stock dividend, the specific number of shares so referenced in this Agreement shall automatically be proportionally adjusted to reflect the affect on the outstanding shares of such class or series of stock by such subdivision, combination or stock dividend.

         {Balance of this page intentionally left blank}

       16                                     INTEL CONFIDENTIAL

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year herein above first written.

                       CENTENNIAL TECHNOLOGIES, INC.

                       By:  /s/Richard J. Pulsifer
                            ----------------------
                            Richard J. Pulsifer
                            Chief Financial Officer,
                            Secretary and Treasurer

                       INTEL CORPORATION

                       By:  /s/Noel S. Lazo
                            ------------------
                       Name:     Noel S. Lazo
                       Title:    Assistant Treasurer

                       Address: 2200 Mission College Boulevard
                                Santa Clara, California 95052




                 [Signature Page to Rights Agreement between
                        Centennial Technologies, Inc.
                            and Intel Corporation]